Exhibit 99.2

BROOKFIELD OFFICE PROPERTIES EXCHANGE LP

AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

March 19, 2014

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Construction	5

ARTICLE 2 FORMATION, NAME, PLACE OF BUSINESS, FISCAL YEAR		5
2.1	Formation	5
2.2	Name	5
2.3	Place of Business	5
2.4	Fiscal Year	6
2.5	Power of Attorney	6

ARTICLE 3 PERIOD OF PARTNERSHIP		7
3.1	Date of Termination	7
3.2	Events Not Causing Dissolution	7

ARTICLE 4 BUSINESS AND POWERS OF THE PARTNERSHIP		7
4.1	Business	7
4.2	Powers	7
4.3	Limited Authority of Limited Partner	7

ARTICLE 5 LIABILITY OF PARTNERS		8
5.1	Limited Partners	8
5.2	General Partner	8

ARTICLE 6 UNITS AND CAPITALIZATION		8
6.1	Authorization of Units	8
6.2	Capitalization by General Partner	8
6.3	LP Units	9
6.4	Initial Capitalization by Limited Partners	9
6.5	Additional Capitalization	9
6.6	Issuance of Additional Partnership Interests	9
6.7	Splits and Combinations	10
6.8	Transfers of Class A LP Units	10
6.9	Lost Unit Certificates	11
6.10	Fully Paid and Non-Assessable Nature of Units	11
6.11	Prohibition on Ownership by Non-Residents	11

ARTICLE 7 ACCOUNTS		12
7.1	Capital Account	12
7.2	No Right to Withdraw Amounts	12
7.3	No Interest Payable on Accounts	12

ARTICLE 8 DETERMINATION AND ALLOCATION OF NET INCOME OR LOSS		12
8.1	Determination and Allocation of Net Income or Loss	12
8.2	Allocations for Tax Purposes	12
8.3	Currency Translation	13

ARTICLE 9 DISTRIBUTION OF CASH AND RETURN OF CAPITAL TO PARTNERS		13
9.1	Determination of Cash Available For Distribution	13
9.2	Distributions Resulting in Debit Balances in Capital Accounts	14
9.3	Return of Capital Contribution	14
9.4	Repayment	14
9.5	Prohibition on Distributions	14

ARTICLE 10 THE GENERAL PARTNER		14
10.1	Representations, Warranties and Covenants of General Partner	14

ARTICLE 11 MANAGEMENT OF THE PARTNERSHIP		15
11.1	Duties of General Partner	15
11.2	Powers of the General Partner	15
11.3	Borrowing Power	15
11.4	Financial Assistance	16
11.5	Exercise of Powers and Discharge of Duties	16
11.6	Delegation	16
11.7	Restrictions on General Partner’s Authority	16
11.8	Reimbursement of General Partner	16
11.9	Meetings and Approvals of Partners	17
11.10	Indemnification	17

ARTICLE 12 WITHDRAWAL OF GENERAL PARTNER		18
12.1	Assignment of Interest	18
12.2	Voluntary Resignation or Dissolution	19
12.3	Deemed Resignation	19
12.4	Removal	19
12.5	Payment of Accounts	19
12.6	Transfer of Management	19
12.7	Transfer of Title	20
12.8	Release	20
12.9	New General Partner	20

ARTICLE 13 DISSOLUTION AND TERMINATION		20
13.1	Events of Dissolution	20
13.2	Receiver	20
13.3	Liquidation of Assets	21
13.4	Order of Distribution of Net Proceeds	21
13.5	Partition of Assets	21
13.6	Termination of Partnership	22

2

ARTICLE 14 ACCOUNTING AND REPORTING		22
14.1	Books of Account	22
14.2	Reports	22

ARTICLE 15 TAX MATTERS		22
15.1	Tax Information	22
15.2	Preparation of Tax Returns	22
15.3	Tax Elections	22
15.4	Tax Controversies	23
15.5	Withholding	23

ARTICLE 16 TRANSFERS OF UNITS		23
16.1	Transfers by Class A Limited Partners	23

ARTICLE 17 AMENDMENT OF AGREEMENT		23
17.1	Amendment	23

ARTICLE 18 NOTICES		24
18.1	Notice	24
18.2	Change of Address	24

ARTICLE 19 MISCELLANEOUS		24
19.1	Severability	24
19.2	Governing Law	24
19.3	Further Assurances	24
19.4	Counterparts	25
19.5	Time	25
19.6	Binding Effect	25
19.7	Entire Agreement	25

SCHEDULE A	CLASS A LP UNIT CERTIFICATE
SCHEDULE B	EXCHANGEABLE LP UNIT CERTIFICATE
SCHEDULE C	EXCHANGEABLE SECURITIES PROVISIONS
SCHEDULE D	GP UNIT CERTIFICATE

3

AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AGREEMENT is made as of the 19th day of March, 2014.

B E T W E E N:

BOP Exchange GP ULC, an unlimited liability company formed under the laws of the Province of Alberta

(the “General Partner”)

- and -

Brookfield Property Split Corp., a corporation formed under the laws of the Province of British Columbia

(the “Initial Limited Partner”)

WHEREAS the General Partner and the Initial Limited Partner formed a limited partnership under the laws of Ontario upon the entering into of a limited partnership agreement between the General Partner and the Initial Limited Partner dated as of December 16, 2013 (the “Initial Limited Partnership Agreement”);

AND WHEREAS the General Partner and Initial Limited Partner wish to amend and restate the Initial Limited Partnership Agreement;

AND WHEREAS this Amended and Restated Limited Partnership Agreement will replace the Initial Limited Partnership Agreement in its entirety;

NOW THEREFORE in consideration of the premises, mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

In this Agreement, except as otherwise expressly provided, the following words or expressions will have the following meanings:

(a)                                 “Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control of a third Person.

(b)                                 “Agreement” means this amended and restated limited partnership agreement and all schedules attached to this agreement, in each case as it or they may be further amended, supplemented, replaced or restated from time to time.

(c)                                  “BPY Group” means Brookfield Property Partners L.P., Brookfield Property L.P., the Partnership, the Holding Entities, the Operating Entities and any other direct or indirect Subsidiary of a Holding Entity.

(d)                                 “BPY Units” means non-voting limited partnership units of Brookfield Property Partners L.P.

(e)                                  “Brookfield” means Brookfield Asset Management Inc.

(f)                                   “Business Day” means any day except Saturday, Sunday, or any statutory holiday in Toronto, Ontario or Bermuda.

(g)                                  “Capital” means the total capital of the Partnership that is raised pursuant to subscriptions of Partnership Interests.

(h)                                 “Capital Contribution” means the aggregate amount contributed as capital to the Partnership by a Partner (including by way of a contribution of property).

(i)                                     “Cash Available for Distribution” means all cash and cash equivalents available for distribution by the Partnership determined at the sole discretion of the General Partner, which, for greater certainty, (i) may not in all cases equal an amount of cash held by the Partnership after the payment of expenses, debt service obligations on any indebtedness and any other expense or reserve for any liability, working capital or capital expenditure and (ii) may include cash that has been borrowed by the Partnership or another member of the BPY Group for purposes of being available for distribution by the Partnership.

(j)                                    “Class A Limited Partner” means a holder of Class A LP Units.

(k)                                 “Class A LP Unit” means a limited partnership unit in the form attached as Schedule A with the rights, privileges, restrictions and conditions contained in this Agreement.

(l)                                     “Control” means the control by one Person of another Person in accordance with the following:  a Person (“A”) controls another Person (“B”) where A has the power to determine the management and policies of B by contract or status (for example, the status of A being the general partner of B) or by virtue of the beneficial ownership of or control over a majority of the voting interests in B; and, for certainty and without limitation, if A owns or has control over shares or other securities to which are attached more than 50% of the votes permitted to be cast in the election of directors to the Governing Body of B, or A is the general partner of B, a limited partnership, then in each case A Controls B for this purpose; and the term “Controlled” has the corresponding meaning.

(m)                             “Declaration” means the declaration of limited partnership, as it may be amended from time to time, filed with respect to the Partnership pursuant to this Agreement and the requirements of the Limited Partnerships Act.

(n)                                 “Exchangeable LP Unit” means an exchangeable limited partnership unit in the form attached as Schedule B and with the rights, privileges, restrictions and conditions attached as Schedule C.

2

(o)                                 “General Partner” means, at any particular time, the party to this Agreement who has executed the Agreement as General Partner and is then holding office as General Partner.

(p)                                 “Governing Body” means (i) with respect to a corporation or limited company, the board of directors of such corporation or limited company, (ii) with respect to a limited liability company, the manager(s), director(s) or managing partner(s) of such limited liability company, (iii) with respect to a partnership, the board, committee or other body of each general partner or managing partner of such partnership, respectively, that serves a similar function (or if any such general partner is itself a partnership, the board, committee or other body of such general or managing partner’s general or managing partner that serves a similar function), and (iv) with respect to any other Person, the body of such Person that serves a similar function, and in the case of each of (i) through (iv) includes any committee or other subdivision of such body and any Person to whom such body has delegated any power or authority, including any officer or managing director.

(q)                                 “GP Unit” means a unit in the form attached as Schedule D that is held by the General Partner and represents the right, title and interest of the General Partner in and to the Partnership.  All GP Units outstanding at any time represent, in the aggregate, a 0.01% interest in the Partnership.

(r)                                    “Holding Entities” means BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings III Limited, Brookfield BPY Holdings Inc., Brookfield BPY Property Holdings I LLC, Brookfield BPY Property Holdings III LLC, Brookfield BPY Retail Holdings I LLC and Brookfield BPY Retail Holdings IV LLC and any other primary holding Subsidiaries of Brookfield Property L.P. created or acquired after the date of this Agreement through which Brookfield Property L.P. indirectly holds its interest in the Operating Entities, excluding, for greater certainty, any Operating Entities.

(s)                                   “IFRS-IASB” means International Financial Reporting Standards as issued by the International Accounting Standards Board consistently applied or such other applicable accounting principles.

(t)                                    “Income for Canadian Tax Purposes” means, in respect of any fiscal year of the Partnership, the income of the Partnership for that fiscal year, determined in accordance with the Income Tax Act.

(u)                                 “Income Tax Act” means the Income Tax Act (Canada), as amended, and any re-enactments, replacements or substitutions thereof.

(v)                                 “Initial Limited Partner” has the meaning set forth in the Recitals.

(w)                               “Initial Limited Partnership Agreement” has the meaning set forth in the Recitals.

(x)                                 “Limited Partner” means any of the (i) Class A Limited Partners or (ii) holders of Exchangeable LP Units.

(y)                                 “Limited Partnerships Act” means the Limited Partnerships Act (Ontario), as amended from time to time, and any re-enactments, replacements or substitutions thereof from time to time.

3

(z)                                  “Loss for Canadian Tax Purposes” means, in respect of any fiscal year of the Partnership, the loss of the Partnership for that fiscal year, determined in accordance with the Income Tax Act.

(aa)                          “LP Unit” means a Class A LP Unit or an Exchangeable LP Unit.  All LP Units outstanding at any time represent, in the aggregate, a 99.99% interest in the Partnership.

(bb)                          “Offer” means the offer dated February 11, 2014 by Brookfield Property Partners L.P., Brookfield Property Split Corp. and the Partnership to acquire any or all of the issued and outstanding common shares of Brookfield Office Properties Inc., as it may be amended from time to time.

(cc)                            “Operating Entities” means, from time to time, the Persons in which the Holding Entities, directly or indirectly, hold interests and that (i) directly hold real estate assets, or (ii) indirectly hold real estate assets but all of the interests of which are not held, directly or indirectly, by the Holding Entities, other than, in the case of each of (i) and (ii), any Person in which the Holding Entities, directly or indirectly, hold interests for investment purposes only of less than 5% of the outstanding equity securities of that Person.

(dd)                          “Partner” means the General Partner or any Limited Partner, and “Partners” means, collectively, the General Partner and all Limited Partners.

(ee)                            “Partnership” means Brookfield Office Properties Exchange LP, formed pursuant to the Declaration.

(ff)                              “Partnership Interest” means any partnership interest, including any Unit.

(gg)                            “Percentage Interest” means, as of the date of such determination: (i) as to the General Partner, 0.01%; (ii) as to all Limited Partners, 99.99%; and (iii) as to any Limited Partner holding Units, a percentage equal to the number of Units held by such Limited Partner divided by the total number of all Units held by Limited Partners, expressed as a percentage.

(hh)                          “Person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated organization, unincorporated syndicate, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal or personal representative.

(ii)                                  “Subscription” means a subscription for Partnership Interests, in a form acceptable to the General Partner, pursuant to which, among other things, the Person acquiring such Partnership Interests, if not a Partner, agrees to be bound by this Agreement.

(jj)                                “Subscription Price” means the amount per Partnership Interest to be determined at the relevant time by the General Partner, that is to be contributed to the Capital in consideration for the issuance of the particular Partnership Interest.

(kk)                          “Transfer” means to sell, assign, surrender, gift, transfer, pledge, mortgage, charge, create a security interest in, hypothecate or otherwise encumber any Unit or any interest, whether legal or beneficial, in a Partnership Interest, whether voluntary, involuntary, by operation of law or otherwise.

(ll)                                  “Unit” means either an LP Unit or a GP Unit.

4

1.2                                                                               Construction

In this Agreement, except as otherwise expressly provided:

(a)                                 All words and personal pronouns relating thereto are to be read and construed as the number and gender of the party or parties require and the verb is to be read and construed as agreeing with the required word and pronoun.

(b)                                 The division of this Agreement into articles and sections and the use of headings is for convenience of reference only and does not modify or affect the interpretation or construction of this Agreement or any of its provisions.

(c)                                  When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date which is the reference day in calculating such period is excluded.  If the last day of such period is not a Business Day, the period in question ends on the next succeeding Business Day.

(d)                                 Except where otherwise expressly provided, all dollar amounts expressed are in Canadian funds.

(e)                                  Any accounting terms that are not specifically defined are to be construed in accordance with generally accepted accounting principles as prescribed by the Handbook of the Canadian Institute of Chartered Professional Accountants.

ARTICLE 2
FORMATION, NAME, PLACE OF BUSINESS, FISCAL YEAR

2.1                                                                               Formation

The Partners hereby confirm that the Partnership was formed in accordance with the Limited Partnerships Act.  The Partnership is effective as a limited partnership from the date upon which the Declaration was filed in accordance with the Limited Partnerships Act until such time as is determined in accordance with Article 3.

2.2                                                                               Name

The name of the Partnership is Brookfield Office Properties Exchange LP. The Partnership will carry on business under that name or such other name as the General Partner may from time to time determine, provided the use of such name conforms to all applicable laws.

If the General Partner ceases to be the general partner of the Partnership and the new general partner is not an Affiliate of Brookfield, the Partnership will change its name so that it does not include “Brookfield” and could not be capable of confusion in any way with such name. This obligation will be enforceable and waivable by the General Partner notwithstanding that it may have ceased to be the general partner of the Partnership.

2.3                                                                               Place of Business

The General Partner will determine the location of the principal place of business of the Partnership and all additional places of business of the Partnership from time to time. The General Partner will give notice in writing to the Limited Partners of any change in the principal place of business of the Partnership.

5

2.4                                                                               Fiscal Year

The fiscal year of the Partnership will be the calendar year.

2.5                                                                               Power of Attorney

(a)                                 Each Limited Partner hereby constitutes and appoints each of the General Partner and, if a receiver has been appointed pursuant to Section 13.2, the receiver severally (and any successor to either thereof by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead, to:

(i)                  execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (i) all certificates, documents and other instruments (including this Agreement and all amendments or restatements thereof) that the General Partner or the receiver deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in Ontario and in all other jurisdictions in which the Partnership may conduct activities and affairs or own property; (ii) all certificates, documents and other instruments that the General Partner or the receiver deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (iii) all certificates, documents and other instruments that the General Partner or the receiver deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (iv) all certificates, documents and other instruments relating to the admission or withdrawal of any Partner, or to the capital contribution of any Partner; (v) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Units; and (vi) any tax election with any Limited Partner or General Partner on behalf of the Partnership or all Partners; and

(ii)               execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of the General Partner or the receiver, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the sole discretion of the General Partner or the receiver, to effectuate the terms or intent of this Agreement; provided, that when required by any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner or the receiver may exercise the power of attorney made in this Section 2.5(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.5(a)(ii) will be construed as authorizing the General Partner to amend this Agreement except in accordance with Article 17 or as may be otherwise expressly provided for in this Agreement.

6

(b)                                 The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it will survive and not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or the transfer of all or any portion of such Limited Partner’s interests in the Partnership and will extend to such Limited Partner’s heirs, successors, assigns and personal representatives.  Each Limited Partner hereby agrees to be bound by any representation made by the General Partner or the receiver acting in good faith pursuant to such power of attorney; and each Limited Partner hereby waives any and all defenses that may be available to it to contest, negate or disaffirm the action of the General Partner or the receiver taken in good faith under such power of attorney.  Each Limited Partner will execute and deliver to the General Partner or the receiver, within 15 days after receipt of the General Partner’s or the receiver’s request therefor, such further designation, powers of attorney and other instruments as the General Partner or the receiver deems necessary to effectuate this Agreement and the purposes of the Partnership.

ARTICLE 3
PERIOD OF PARTNERSHIP

3.1                                                                               Date of Termination

The Partnership will be dissolved and its affairs wound-up at the time specified in and in accordance with Article 13.

3.2                                                                               Events Not Causing Dissolution

Subject to the provisions of Section 13.1, the Partnership will not be dissolved or terminated by the addition, resignation, removal, death, mental incapacity, insanity, bankruptcy, insolvency or receivership of any Partner or by the dissolution, liquidation or winding up of any Partner.

ARTICLE 4
BUSINESS AND POWERS OF THE PARTNERSHIP

4.1                                                                               Business

The Partnership is formed for the purpose of participating in the Offer, acquiring an interest in Brookfield Office Properties Inc. and carrying out all activities related or incidental thereto, including issuing Partnership Interests, and any other activities determined by the General Partner.  The Partnership may enter into such agreements as the General Partner considers necessary or advisable in respect of the business of the Partnership.

4.2                                                                               Powers

In connection with carrying on its business, the Partnership, acting by and through the General Partner, has the power to do and perform all things necessary for or incidental to or connected therewith.

4.3                                                                              Limited Authority of Limited Partner

No Limited Partner in its capacity as a Limited Partner may:

(a)                                 take part in the management or control of the business of the Partnership;

7

(b)                                 execute any document which binds or purports to bind the Partnership or any Partner;

(c)                                  hold itself out as having the power or authority to bind the Partnership or any other Partner;

(d)                                 undertake any obligation or responsibility on behalf of the Partnership; or

(e)                                  bring any legal action for partition or sale in connection with any property or assets of the Partnership, whether real or personal, or register or permit any lien or charge in respect of such property or assets.

ARTICLE 5
LIABILITY OF PARTNERS

5.1                                                                               Limited Partners

The liability of each Limited Partner for the debts, liabilities, obligations and losses of the Partnership is limited to the Capital Contribution of that Limited Partner plus its pro rata share of the undistributed income of the Partnership.  Subject to the provisions of the Limited Partnerships Act, a Limited Partner has no further liability for any debts, liabilities, obligations or losses of the Partnership and is not liable for any calls or assessments or further contributions to the Partnership.

5.2                                                                               General Partner

The General Partner has unlimited liability for all of the debts, liabilities, obligations and losses of the Partnership.  The General Partner is not liable to the Limited Partners for any of its acts, omissions or errors in judgment, except those resulting from its gross negligence, willful misconduct or disregard of its obligations or breach of its duties under this Agreement.

ARTICLE 6
UNITS AND CAPITALIZATION

6.1                                                                               Authorization of Units

The Partnership is authorized to issue an unlimited number of (i) LP Units, designated as “limited partnership units” and “exchangeable limited partnership units”, and (ii) GP Units.  The Units are deemed to constitute “securities” for purposes of the Securities Transfer Act (Ontario). Except as otherwise specified in this Agreement, each LP Unit will rank equally with all other LP Units and will entitle the holder thereof to the same rights and obligations as the holder of any other LP Unit, and no holder of an LP Unit will have a preference, priority or right in any circumstances over any other holder of LP Units in respect of the LP Units held by it.

6.2                                                                               Capitalization by General Partner

The General Partner has subscribed for four GP Units at a price of US$25 per GP Unit, and acknowledges on behalf of the Partnership that the Partnership has received the sum of US$100.00 in full satisfaction of the Subscription Price for such GP Units.  All GP Units outstanding at any time collectively represent a 0.01% interest in the Partnership.  The General Partner is not obligated to make any additional contributions of capital to the Partnership or to subscribe for any additional Units.

8

6.3                                                                               LP Units

The 99.99% interest in the Partnership of the Limited Partners will be divided into and represented by LP Units.

6.4                                                                               Initial Capitalization by Limited Partners

The Initial Limited Partner has subscribed for 36 Class A LP Units at a price of US$25 per Class A LP Unit, and the General Partner hereby acknowledges receipt of the sum of US$900.00 in full satisfaction of the Subscription Price therefor.

6.5                                                                               Additional Capitalization

No Limited Partner is obligated to make any additional contributions of capital to the Partnership or to subscribe for any additional Units.  Any Limited Partner may, at any time upon notice to the other Partners and with the consent of the General Partner, increase its respective Capital Contribution. The Partners acknowledge and agree that such increase in Capital Contribution may be made from time to time with or without the issuance of LP Units.

6.6                                                                               Issuance of Additional Partnership Interests

(a)                                 Subject to the rights of holders of Exchangeable LP Units contained in Schedule C, the General Partner may issue additional Partnership Interests (including new classes of Partnership Interests) and options, rights, warrants and appreciation rights relating to such Partnership Interests or class of Partnership Interests for any Partnership purpose at any time and on such terms and conditions as the General Partner will determine in its sole discretion, subject to the receipt of a Subscription and payment in full of the Subscription Price for the Partnership Interest subscribed for.

(b)                                 Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 6.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which, subject to the rights of holders of Exchangeable LP Units contained in Schedule C, may be senior to existing classes and series of Partnership Interests), as will be fixed by the General Partner in its sole discretion, including: (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or will be required to redeem the Partnership Interest (including sinking fund provisions); (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by certificates and assigned or transferred; and (viii) the requirement, if any, of each such Partnership Interest to consent to certain partnership matters.

(c)                                  The General Partner is hereby authorized to take all actions that it determines to be necessary or appropriate in connection with each issuance of Partnership Interests and options, rights, warrants and appreciation rights relating to Partnership Interests pursuant to this Section 6.6, including the admission of additional Limited Partners in connection therewith and any related amendment of this Agreement, and all additional issuances of Partnership Interests and options, rights, warrants and appreciation rights relating to Partnership Interests.  The General Partner is authorized to do all things that it determines

9

to be necessary or appropriate in connection with any future issuance of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests, including compliance with any laws or guideline of any governmental authority.

6.7                                                                               Splits and Combinations

(a)                                 Subject to Section 6.7(d), the Partnership may make a distribution of Partnership Interests (i) to all Partners pro rata to their Percentage Interests or (ii) to all Partners of a particular class of Units.  In addition, the Partnership may effect a subdivision or combination of Partnership Interests.

(b)                                 Whenever such a distribution, subdivision or combination of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests is declared, the General Partner will select a record date as of which the distribution, subdivision or combination will be effective and will send notice thereof at least 20 days prior to such record date to each holder of record as of a date not less than 10 days prior to the date of such notice.  The General Partner also may cause independent public accountants of international standing selected by it to calculate the number of Partnership Interests to be held by each holder of record after giving effect to such distribution, subdivision or combination.  The General Partner will be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c)                                  Promptly following any such distribution, subdivision or combination, the Partnership may issue certificates or Direct Registration System statements (a “DRS statement”) to the holders of record of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests as of the applicable record date representing the new number of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests held by such record holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes.  If any such combination results in a smaller total number of Partnership Interests outstanding or outstanding options, rights, warrants or appreciation rights relating to Partnership Interests, the Partnership will require, as a condition to the delivery to a holder of record of any such new certificate or DRS statement, the surrender of any certificate or DRS statement held by such holder of record immediately prior to such record date.

(d)                                 The Partnership will not be required to issue fractional Units upon any distribution, subdivision or combination of Units.  If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 6.7(d), each fractional Unit will be rounded to the nearest whole Unit, with each half Unit being rounded to the next higher Unit.

6.8                                                                               Transfers of Class A LP Units

Subject to the requirements of Section 16.1, a Class A Limited Partner may transfer any or all of its Class A LP Units if (a) the transferee delivers or causes to be delivered to the General Partner the unit certificate(s) representing the Class A LP Units being transferred, duly endorsed for transfer, together with a duly completed and executed transfer and assumption agreement, in a form approved by the General Partner, pursuant to which, among other things, the transferee agrees to be bound by this

10

Agreement as a Class A Limited Partner as if it had been an original party hereto, and (b) all filings and recordings required by law with respect to such transfer have been duly made.

6.9                                                                               Lost Unit Certificates

If any certificate or DRS statement representing an LP Unit is lost or destroyed, the General Partner will issue a replacement certificate or DRS statement, as applicable, to the Limited Partner upon receipt of evidence satisfactory to the General Partner of such loss or destruction.

6.10                                                                        Fully Paid and Non-Assessable Nature of Units

All Units issued pursuant to, and in accordance with, the requirements of this Article 6 will be fully paid and non-assessable Units in the Partnership.

6.11                                                                        Prohibition on Ownership by Non-Residents

At no time may any of the Units be held by or for the benefit of Persons who are non-residents of Canada or partnerships that are not “Canadian partnerships” for the purposes of the Income Tax Act (“Non-Resident Beneficiaries”), other than Brookfield Property Partners L.P., Brookfield Property L.P. or other members of the BPY Group. Each holder of a Unit will be deemed to have represented to the General Partner that it is not a Non-Resident Beneficiary and that it does not hold such Unit for the benefit of Non-Resident Beneficiaries and will be deemed to have covenanted to maintain such representations as true for as long as it continues to hold one or more Units. If the General Partner determines that a Person has purported to be, directly or indirectly, a holder of Units in breach of the above mentioned representations or covenant, or if the holder fails to provide a declaration in form and content satisfactory to the General Partner that it is not a Non-Resident Beneficiary and does not hold such Units for the benefit of Non-Resident Beneficiaries, then (i) the General Partner will require such Person to dispose of the Units within a specified period not to exceed 60 days to a Person who does not contravene the above mentioned limitation on ownership (“New Holder”), and (ii) effective immediately prior to the breach, such Person will be deemed to have ceased to be a holder of such Units, the voting and distribution rights attached to such Units will be suspended and such Units will be deemed not to be outstanding until acquired by a New Holder (provided that holders of other Units will not be entitled to any portion of the distributions that may have been paid in respect of Units that have been so deemed not to be outstanding) and such Person’s rights in respect of such Units will be limited to receiving the net proceeds of the sale thereof. If such Person has not, within such period, sold such Units or provided the General Partner with a declaration in form and content satisfactory to the General Partner that it is not a Non-Resident Beneficiary and does not hold such Units for the benefit of Non-Resident Beneficiaries, the General Partner may sell such Units on behalf of such Person (and the General Partner will have the power of attorney of such Person to do so), and such Person’s rights in respect of such Units will be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Units.

The General Partner will have the sole right and authority to make any determination required for the administration of the provisions of, or contemplated under, this Section 6.11, and without limiting the generality of the foregoing, if the General Partner considers that there are reasonable grounds for believing that a contravention of the above-mentioned limitation on ownership has occurred or will occur, the General Partner will make a determination with respect to the matter. Any such determination will be conclusive, final and binding for the purposes of this Section 6.11 except to the extent modified by any subsequent determination by the General Partner. In any situation where it is unclear whether Units are held for the benefit of Non-Resident Beneficiaries, the General Partner may exercise its discretion in determining whether such Units are or are not so held, and any such exercise by the General Partner of its discretion will be binding for the purposes of this Section 6.11.

11

In addition, the Units may not be offered and sold within the United States and may not be offered and sold to, and at no time may any of the Units be held by or for the account or benefit of, a U.S. Person (as defined in Regulation S of the U.S. Securities Act of 1933, as amended).

ARTICLE 7
ACCOUNTS

7.1                                                                               Capital Account

There will be established for each Partner on the books of account of the Partnership a capital account which will be credited with each Partner’s Capital Contribution and credited or charged with the net income or loss of the Partnership and with distributions made to Partners.

Each Partner’s respective share of the net income or loss of the Partnership will be credited or charged to that Partner’s capital account in accordance with Section 8.1 and will be charged with distributions and credited with repayments made as required by Article 9.

7.2                                                                               No Right to Withdraw Amounts

No Partner will be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement.  Except to the extent expressly provided in this Agreement, no Partner will have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions.

7.3                                                                               No Interest Payable on Accounts

No interest will be paid to any Partner on any amount in that Partner’s capital account.

ARTICLE 8
DETERMINATION AND ALLOCATION OF NET INCOME OR LOSS

8.1                                                                               Determination and Allocation of Net Income or Loss

The net income and net loss of the Partnership for each fiscal year, including for income tax purposes, will be determined by the General Partner in accordance with IFRS-IASB and allocated among the Partners as follows:

(a)                                 0.01% of the net income or loss of the Partnership will be allocated to the General Partner; and

(b)                                 99.99% of the net income or loss of the Partnership will be allocated among Persons who were Limited Partners at any point during such fiscal year, in the manner set out in Section 8.2.

8.2                                                                              Allocations for Tax Purposes

The Income for Canadian Tax Purposes for a given fiscal year of the Partnership will be allocated (a) as to 0.01% to the General Partner, and (b) as to 99.99% among Persons who were Limited Partners at any point during such fiscal year in an amount for each such Partner calculated by multiplying the Income for Canadian Tax Purposes by a fraction, the numerator of which is the sum of the distributions received by such Partner with respect to such fiscal year and the denominator of which is the

12

aggregate amount of the distributions made by the Partnership to Partners with respect to such fiscal year.  Generally, the source and character of items of income so allocated to a Partner with respect to a fiscal year of the Partnership will be the same source and character as the distributions received by such Partner with respect to such fiscal year.  If, with respect to a given fiscal year, no distribution is made by the Partnership or the Partnership has a Loss for Canadian Tax Purposes, one quarter of the Income for Canadian Tax Purposes or the Loss for Canadian Tax Purposes, as the case may be, for such fiscal year, will be allocated to the Partners of record at the end of each quarter ending in such fiscal year pro rata to their respective Percentage Interests at each such date.  To such end, any Person who was a Partner at any time during such fiscal year but who has disposed of all of such Person’s Units before the last day of that fiscal year may be deemed to be a Partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Income Tax Act.  Generally, the source and character of such income or losses so allocated to a Partner at the end of each quarter will be the same source and character as the income or loss earned or incurred by the Partnership in such quarter. In furtherance of the foregoing, the General Partner may adjust allocations of items that would otherwise be made pursuant to the terms of this Agreement to the extent necessary to avoid an adverse effect on the Limited Partners.

8.3                                                                               Currency Translation

Allocations of amounts other than in Canadian dollars will be converted into Canadian dollars by the General Partner on such date as the General Partner deems appropriate, using rates quoted by appropriate financial institutions of repute or by internationally recognized financial publications or news services to fix the rate of translation.

ARTICLE 9
DISTRIBUTION OF CASH AND RETURN OF CAPITAL TO PARTNERS

9.1                                                                               Determination of Cash Available For Distribution

(a)                                 The General Partner will determine the Cash Available For Distribution and will distribute such Cash Available For Distribution in such amounts and at such times as it sees fit, in its sole discretion.

(b)                                 Subject to Section 9.1(c), Cash Available for Distribution will be paid as follows:

(i)                  first, 100% to Exchangeable LP Units pro rata in accordance with Schedule C such that distributions made to holders of Exchangeable LP Units will be economically equivalent (in terms of the amount of the distribution but not composition for tax purposes) to the distribution that the holders of Exchangeable LP Units would have received if they were holding BPY Units instead of Exchangeable LP Units; and

(ii)               second, to all other Partners as follows: (i) 0.01% of Cash Available for Distribution to the General Partner and (ii) 99.99% of Cash Available for Distribution to holders of Class A LP Units.

(c)                                  Notwithstanding Section 9.1(b), (i) the Class A Limited Partners may, in their sole discretion, waive the requirement to make distributions of Cash Available for Distribution pursuant to Section 9.1(b)(ii) and (ii) the General Partner may, in its sole discretion, not make a distribution of Cash Available for Distribution to Class A LP Units pursuant to Section 9.1(b)(ii).

13

9.2                                                                               Distributions Resulting in Debit Balances in Capital Accounts

Distributions made in accordance with this Article may result in debit balances in the capital accounts of the Partners.  The existence of a debit balance in the capital account of any Partner will not operate to terminate the interest of such Partner in the Partnership.

9.3                                                                               Return of Capital Contribution

No Class A Limited Partner will be entitled to demand a return of its Capital Contribution unless such return of capital is pursuant to the dissolution of the Partnership pursuant to Article 13. The General Partner may agree to return capital to a Class A Limited Partner in its sole discretion. Except as otherwise provided in this Agreement, all Partners will look solely to the assets of the Partnership for the return of their respective Capital Contributions or any other distributions with respect to their Units.  If the assets remaining after the payment or discharge of all debts and liabilities of the Partnership are insufficient to return to Partners their Capital Contributions or to make any other distribution to the Partners, no Partner will have any recourse against the personal assets of any other Partner for that purpose except in respect of the obligations of the General Partner pursuant to Section 5.2.

9.4                                                                               Repayment

If the Partnership has paid any Partner an amount in excess of an amount to which it is entitled pursuant to this Article, that Partner will reimburse the Partnership to the extent of the excess without interest within 30 days after notice by the General Partner.  The General Partner may set-off and apply any sums otherwise payable to a Partner against amounts due from the Partner, provided that there will be no right of set-off against a Limited Partner in respect of amounts owed to the Partnership by the predecessor of that Limited Partner.

9.5                                                                               Prohibition on Distributions

The General Partner will not cause the Partnership to make any distribution pursuant to this Article 9:

(a)                                 unless there is sufficient cash available therefor (including as a result of borrowing);

(b)                                 which would render the Partnership unable to pay its debts as and when they fall due; or

(c)                                  which, in the opinion of the General Partner, would or might leave the Partnership with insufficient funds to meet any future or contingent obligations or which would contravene the Limited Partnerships Act.

ARTICLE 10
THE GENERAL PARTNER

10.1                                                                        Representations, Warranties and Covenants of General Partner

The General Partner represents, warrants and covenants to each Limited Partner that, so long as it is the General Partner, it:

(a)                                 is and will continue to be an unlimited liability company duly existing and in good standing;

14

(b)                                 is and will continue to be duly registered and qualified to carry on business and has and will continue to have all requisite authority, licenses and permits to carry on the business of the Partnership;

(c)                                  has and will continue to have the capacity and corporate authority to act as the General Partner of the Partnership;

(d)                                 can fulfill its obligations as General Partner without violating the terms of its constating documents, by-laws or any agreement to which it is or will be a party or by which it is or will be bound or any law or regulation applicable to it;

(e)                                  will carry out its powers and authorities as General Partner hereunder and manage and operate the Partnership and the undertaking, property and assets thereof in a reasonable and prudent manner;

(f)                                   will devote as much time to the conduct of the business of the Partnership as is reasonably required for the prudent management of the business and affairs of the Partnership; and

(g)                                  will not dissolve, wind-up or liquidate its business and affairs except with approval of at least 66 2/3% of the Class A LP Units.

ARTICLE 11
MANAGEMENT OF THE PARTNERSHIP

11.1                                                                        Duties of General Partner

The General Partner will carry on the business of the Partnership with full power and authority to manage, control, administer and operate the business and affairs of the Partnership and to represent the Partnership.  The power of the General Partner to represent the Partnership to third parties is unrestricted and no Person dealing with the Partnership will be required to enquire into the authority of the General Partner to take any act or proceeding, to make any decision or to execute and deliver any instrument, deed, agreement or document for or on behalf or in the name of the Partnership.

11.2                                                                        Powers of the General Partner

Subject to the provisions of this Agreement, the General Partner has full power and exclusive authority for and on behalf of the Partnership to do all things in furtherance of or incidental to the business of the Partnership or that are provided for in this Agreement.

11.3                                                                        Borrowing Power

Without limiting the generality of Section 11.2 the General Partner has full power and exclusive authority for and on behalf of the Partnership to, from time to time, (a) borrow money, (b) enter into guarantees and/or indemnities, (c) draw, make, execute and issue loan agreements, promissory notes, evidences of indebtedness and other negotiable or non-negotiable instruments, (d) secure the payment of any sums so borrowed, guaranteed or indemnified, (e) mortgage, pledge, charge, assign and hypothecate or assign in trust all or any part of, or any interest in, any of the undertaking, property or assets of the Partnership, (f) assign any money owing or to be owing to the Partnership, and/or (g) engage in any other means of financing.

15

11.4                                                                        Financial Assistance

Without limiting the generality of Sections 11.2 and 11.3, the General Partner may, from time to time, for and on behalf of the Partnership:

(a)                                 give financial assistance to any Person by means of a loan, guarantee or otherwise for any purpose, including without limitation, for the purpose of or in connection with a purchase of an interest in the Partnership, and the Capital Contribution of any Limited Partner;

(b)                                 give a guarantee to secure performance of an obligation of any Person; and

(c)                                  mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Partnership, owned or subsequently acquired, to secure any obligation of the Partnership or any other Person.

11.5                                                                        Exercise of Powers and Discharge of Duties

The General Partner will exercise the powers and discharge the duties of its office honestly, in good faith and in the best interests of the Limited Partners and the Partnership.

11.6                                                                        Delegation

The General Partner may contract with any Person to carry out any of the duties of the General Partner under this Agreement, and may delegate to such Person any power and authority of the General Partner hereunder, but no such contract or delegation will relieve the General Partner of any of its obligations under this Agreement.

11.7                                                                        Restrictions on General Partner’s Authority

Except as provided in Article 13, the General Partner may not cause the Partnership to sell, exchange or otherwise dispose of all or substantially all of the Partnership’s assets, taken as a whole, in a single transaction or a series of related transactions without the prior approval of the holders of at least 66 2/3% of the voting power of outstanding Units; provided however that this provision will not preclude or limit the General Partner’s ability, in its sole discretion, to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership (including for the benefit of Persons who are not members of the BPY Group and Affiliates of the General Partner) and will not apply to any forced sale of any or all of the assets of the Partnership pursuant to the foreclosure of, or other realization upon, any such encumbrance.

11.8                                                                        Reimbursement of General Partner

The General Partner is entitled to reimbursement on a quarterly basis, or such other basis as the General Partner may determine in its discretion, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including amounts paid to any Person to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership), and (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with conducting the Partnership’s affairs (including expenses allocated to the General Partner by its Affiliates).  The General Partner will determine the fees and expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion.  Reimbursements pursuant to this Section 11.8 will be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 11.10.

16

11.9                                                                        Meetings and Approvals of Partners

The General Partner and any Class A Limited Partner may call a meeting of the Partnership on not less than 5 Business Days’ notice to the other Partners.  Such meetings may be held in person or by telephone conference call.  A quorum for such meetings will consist of Class A Limited Partners holding at least 51% of the Class A LP Units then outstanding.  Any matter hereunder requiring the approval of the Class A Limited Partners will be deemed to have been approved if the requisite number of Class A Limited Partners have delivered their written approval of such matter to the General Partner. Matters requiring approval of Exchangeable LP Units, as set forth in Schedule C, will comply with the procedures set forth in Section 10.2 of Schedule C.

11.10                                                                 Indemnification

(a)                                 The General Partner and any of its Affiliates, and their respective officers, directors, agents, shareholders, partners, members and employees, any Person who serves on the  Governing Body of the Partnership, and any Person that the General Partner designates as an indemnified person (each, an “Indemnified Party”) will, to the fullest extent permitted by law, be indemnified on an after tax basis out of the assets of the Partnership (and the General Partner will be entitled to grant indemnities on behalf of the Partnership, and to make payments out of such assets, to any Indemnified Party in each case in accordance with this Section 11.10) against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts (collectively, “Liabilities”) arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Party is or may be involved, or is threatened to be involved, as a party or otherwise, in connection with the investments and activities of the Partnership or by reason of such Person being the General Partner, or an Affiliate of the General Partner, or an officer, director, agent, shareholder, partner, member or employee of the General Partner or an Affiliate of the General Partner, or a Person who serves on the Governing Body of the Partnership, provided that no such Indemnified Party will be so indemnified, with respect to any matter for which indemnification is sought, to the extent that a court of competent jurisdiction determines pursuant to a final and non-appealable judgment that, in respect of such matter, the Indemnified Party acted in bad faith or engaged in fraud or willful misconduct, or in the case of a criminal matter, action that the Indemnified Party knew to be unlawful.  An Indemnified Party will not be denied indemnification in whole or in part under this Section 11.10 because the Indemnified Party had an interest in the transaction with respect to which indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(b)                                 To the fullest extent permitted by law, amounts incurred in respect of Liabilities incurred by an Indemnified Party in defending any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, will from time to time be advanced by the Partnership prior to a determination that the Indemnified Party is not entitled to be indemnified, upon receipt by the Partnership of an undertaking by or on behalf of the Indemnified Party to repay such amount if it will be determined that the Indemnified Party is not entitled to be indemnified as provided by the proviso of Section 11.10(a).

(c)                                  The indemnification provided by this Section 11.10 will be in addition to any other rights to which an Indemnified Party may be entitled under any agreement, as a matter of the law or otherwise, both as to actions in the Indemnified Party’s capacity as an Indemnified

17

Party and as to actions in any other capacity, and will continue as to any Indemnified Party who has ceased to serve in the capacity in which such Indemnified Party became entitled to indemnification under this Section 11.10, and will enure to the benefit of such Person’s heirs, successors, assigns and administrators.  The indemnification provisions of this Section 11.10 are for the benefit of each Indemnified Party, its heirs, successors, assigns and administrators and will not be deemed to create any rights for the benefit of any other Person.

(d)                                 No amendment, modification or repeal of this provision or any other provision of this Agreement will in any manner terminate, reduce or impair the right of any past, present or future Indemnified Party to be indemnified by the Partnership or the obligations of the Partnership to indemnify any such Indemnified Party under and in accordance with the provisions of this Agreement as in effect immediately prior to such amendment, modification or repeal with respect to any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claim, demand, action, suit or proceeding may arise or be asserted.

(e)                                  Notwithstanding anything to the contrary in this Agreement, no Indemnified Party will be liable to the Partnership, any Partner or any other Person who has acquired an interest in a Partnership Interest for any Liabilities sustained or incurred by such Person as a result of any act or omission of the Indemnified Party, except to the extent there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such Liabilities resulted from the Indemnified Party’s bad faith, fraud, wilful misconduct, or in the case of a criminal matter, actions with knowledge that the conduct was unlawful.

(f)                                   To the extent that an Indemnified Party has any duties to the Partnership or to the Partners, including fiduciary duties, such Indemnified Party acting in connection with the Partnership’s activities or affairs will not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

(g)                                  Any amendment, modification or repeal of this Section 11.10 (or that otherwise affects this Section 11.10) that limits its scope will be prospective only and will not in any way affect the limitations on the liability of the Indemnified Parties under this Section 11.10 as in effect immediately prior to such amendment, modification or repeal with respect to any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claim, demand, action, suit or proceeding may arise or be asserted, provided that the Indemnified Party became an Indemnified Party hereunder prior to such amendment, modification or repeal.

(h)                                 The provisions of this Section 11.10 will survive the dissolution of the Partnership.

ARTICLE 12
WITHDRAWAL OF GENERAL PARTNER

12.1                                                                        Assignment of Interest

The General Partner may not Transfer its GP Units except with the prior approval of at least 66 2/3% of the Class A LP Units.

18

12.2                                                                        Voluntary Resignation or Dissolution

The General Partner may resign as General Partner or dissolve on not less than 90 days’ written notice to all Limited Partners.  Such resignation will be effective and the General Partner will cease to be General Partner upon the earlier of:

(a)                                 the date specified in the notice; and

(b)                                 the admission of a new General Partner by approval of at least 66 2/3% of the Class A LP Units.

12.3                                                                        Deemed Resignation

The General Partner will be deemed to have resigned as the General Partner in the event of its bankruptcy, liquidation or winding-up (or the commencement of any act or proceeding in connection therewith which is not contested in good faith by the General Partner) or by the insolvency of the General Partner or by the appointment of a trustee, receiver or receiver and manager of the affairs of the General Partner or if a mortgagee or other encumbrancer takes possession of the property or assets of the General Partner, or a substantial part thereof, or if levy or execution or any similar process is levied or enforced against the property or assets of the General Partner.  Such resignation will be effective and the General Partner will cease to be the General Partner upon the earlier of:

(a)                                 90 days after the Limited Partners are given notice in writing of the occurrence of such event or appointment; and

(b)                                 the admission of a new General Partner by approval of at least 66 2/3% of the Class A LP Units.

12.4                                                                        Removal

The General Partner may be removed as the General Partner at any time by written notice of approval of at least 66 2/3% of the Class A LP Units, which approval must also admit a new General Partner.  The removal of the General Partner will be effective upon the admission of the new General Partner.

12.5                                                                        Payment of Accounts

If the General Partner is removed pursuant to Section 12.4, or if the General Partner resigns or is deemed to resign pursuant to Sections 12.2 or 12.3 and the Partnership is not required to be dissolved pursuant to Article 13, the Partnership will pay to the General Partner that has resigned or been removed the amount of any credit balance then in its capital account.  Such payment will be made to the General Partner that has resigned or been removed 30 days following the effective date of its resignation or removal.  The General Partner that has resigned or been removed will also be entitled to its allocation of net income or loss and distribution of Cash Available for Distribution as provided in Sections 8.1 and 9.1, respectively (pro rated on a daily basis to the effective date of such resignation or removal).  Such allocation and distribution, if any, will be paid within 120 days of completion of the Partnership’s fiscal year.

12.6                                                                        Transfer of Management

On the admission of a new General Partner to the Partnership, the General Partner that was removed or resigned will do all things and take all steps to transfer the administration, management,

19

control and operation of the business of the Partnership and the books, records and accounts of the Partnership to the new General Partner and will execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect such transfer.

12.7                                                                        Transfer of Title

On the resignation or removal of a General Partner and the admission of a new General Partner, the General Partner that has resigned or been removed will, at the cost of the Partnership, if applicable, transfer legal title to the Partnership’s property to such new General Partner and will execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect such transfer.

12.8                                                                        Release

Upon the removal or resignation of the General Partner, the Partnership will (a) reimburse the General Partner then resigning or being removed for all expenses incurred by it in accordance with this Agreement, and (b) release and hold harmless such General Partner from all claims, actions, costs, demands, losses, damages and expenses with respect to events which occur in relation to the Partnership after the effective date of such removal or resignation unless such events arise from the gross negligence or willful misconduct of the General Partner.

12.9                                                                        New General Partner

A new General Partner accepted hereunder must sign a counterpart hereof and thereupon will be bound by all of the provisions hereof and assume the obligations, duties and liabilities of the General Partner hereunder as and from the date the new General Partner becomes a party to this Agreement and will thereupon file an amending Declaration.

ARTICLE 13
DISSOLUTION AND TERMINATION

13.1                                                                        Events of Dissolution

The Partnership will be dissolved and its affairs wound up on the earliest of:

(a)                                 the date specified in the notice given by the General Partner under Section 12.2 if the Class A Limited Partners have not appointed a new General Partner by approval of at least 66 2/3% of the Class A LP Units prior to the date specified therein;

(b)                                 90 days following the date of a notice of the occurrence of an event specified in Section 12.3 if the Class A Limited Partners have not appointed a new General Partner by approval of at least 66 2/3% of the Class A LP Units prior to the expiration of such 90 day period; and

(c)                                  an election to dissolve the Partnership accepted by approval of at least 66 2/3% of the Class A LP Units.

13.2                                                                        Receiver

The General Partner will serve as the receiver of the Partnership if its dissolution is authorized pursuant to the provisions of Section 13.1, provided that if the General Partner is unable or

20

unwilling to act in such capacity, the Class A Limited Partners will appoint an appropriate Person to act as the receiver of the Partnership.

13.3                                                                        Liquidation of Assets

(a)                                 As soon as practicable after the authorization of the dissolution of the Partnership, the receiver of the Partnership will prepare or cause to be prepared a statement of the financial position of the Partnership which will be forwarded to each Limited Partner.  The receiver of the Partnership will proceed diligently to wind up the affairs of the Partnership, and all assets of the Partnership will be liquidated as promptly as is reasonably possible.  During the course of such liquidation, the receiver of the Partnership will operate the properties and undertaking of the Partnership and in so doing will be vested with all the powers and authorities of the General Partner in relation to the business and affairs of the Partnership under the terms of this Agreement.  The receiver of the Partnership will be paid its reasonable fees and disbursements incurred in carrying out its duties.

(b)                                 The assets of the Partnership may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the receiver of the Partnership and such Partners may agree; the receiver of the Partnership may distribute the assets of the Partnership, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

13.4                                                                        Order of Distribution of Net Proceeds

The net proceeds from the liquidation of the assets of the Partnership will be distributed in the following order of priority:

(a)                                 to pay the expenses of liquidation and the debts and liabilities of the Partnership to its creditors;

(b)                                 to provide for such reserves as the receiver of the Partnership may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Partnership; provided, however, that any such reserves will be paid over by the receiver of the Partnership to an escrow agent to be held by such escrow agent for the purpose of the payment of liabilities or obligations of the Partnership and any balance remaining will be distributed, at the direction of the receiver of the Partnership, to the Partners in accordance with this Section 13.4;

(c)                                  to Exchangeable LP Units pro rata in accordance with Schedule C; and

(d)                                 to all other Partners as follows: (i) 0.01% to the General Partner and (ii) 99.99% to holders of Class A LP Units.

13.5                                                                       Partition of Assets

In no event and under no circumstances will a Partner be entitled, whether during the existence of the Partnership or after the commencement of the dissolution of the Partnership, to compel a partition, judicial or otherwise, of any of the assets of the Partnership to the Partners, either in kind or otherwise.

21

13.6                                                                        Termination of Partnership

The Partnership will terminate when all of its assets have been disposed of and the net proceeds therefrom (after payment of or due provision for the payment of, all debts, liabilities and obligations of the Partnership to creditors) have been distributed as provided in this Article.

ARTICLE 14
ACCOUNTING AND REPORTING

14.1                                                                        Books of Account

The General Partner will keep and maintain, or cause to be kept and maintained, full, complete and accurate books of account and records of the Partnership with respect to the Partnership’s business and financial affairs at its principal place of business or elsewhere as the General Partner may consider advisable.  Such books of account and records will be retained by or on behalf of the General Partner for a minimum period of six years.

14.2                                                                        Reports

The General Partner will provide to Limited Partners such reports, statements, financial statements and information relating to the Partnership required to be delivered to holders of Exchangeable LP Units under Section 13.3 of National Instrument 51-102 - Continuous Disclosure Obligations.  The General Partner will provide Class A Limited Partners with such other reports, statements, financial statements and information relating to the Partnership as any Class A Limited Partner may from time to time request.

ARTICLE 15
TAX MATTERS

15.1                                                                        Tax Information

Within ninety (90) days following the end of each fiscal year of the Partnership and within the ninety (90) days after the date of the dissolution of the Partnership, the General Partner will use reasonable best efforts to supply each Person that was a Partner at any time during such fiscal year and who is required to file an income tax return under the Income Tax Act (or, in the case of a Partner that is a partnership, that has one or more partners who is required to file an income tax return under the Income Tax Act) all necessary income tax reporting information with respect to such Partner’s income from the Partnership for such fiscal year.

15.2                                                                        Preparation of Tax Returns

The General Partner will arrange for the preparation and timely filing of all returns of Partnership income, gains, deductions, losses and other items required of the Partnership for Canadian tax purposes.  The classification, realization and recognition of income, gain, losses and deductions and other items will be computed for Canadian tax purposes in accordance with the Income Tax Act.

15.3                                                                        Tax Elections

The General Partner will have the authority to sign on behalf of the Partnership and any Limited Partners any and all tax elections permitted by the Income Tax Act or any other national, federal, provincial, state or local tax law, in its sole discretion.  The General Partner will determine whether to

22

make, to refrain from making or to revoke any and all elections permitted by the Income Tax Act or any other national, federal, provincial, state or local tax law, in its sole discretion.

15.4                                                                        Tax Controversies

Subject to the provisions hereof, the General Partner is designated the designated partner for the purposes of the Income Tax Act including subsections 152(1.4) to 152(1.8) thereof, and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith.  Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

15.5                                                                        Withholding

Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines in its sole discretion to be necessary or appropriate to cause the Partnership to comply with any withholding requirements established under the Income Tax Act or any other national, federal, provincial, state or local law.  To the extent that the Partnership is required to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner, the amount withheld will be treated as a distribution of cash pursuant to Section 9.1 or Section 13.3 (as applicable) in the amount of such withholding from such Partner.  To the extent an amount otherwise payable to a member of the BPY Group is required to be withheld and paid over to any taxing authority, and such withheld amount is attributable to a Partner’s ownership of Units, then such withheld amount will be treated as a distribution of cash to such Partner pursuant to Section 9.1 or Section 13.3 (as applicable) in the amount of such withholding.

ARTICLE 16
TRANSFERS OF UNITS

16.1                                                                        Transfers by Class A Limited Partners

A Class A Limited Partner will not Transfer any of its Class A LP Units without the prior written consent of the General Partner, which consent the General Partner may grant or withhold in its sole discretion.

ARTICLE 17
AMENDMENT OF AGREEMENT

17.1                                                                        Amendment

Subject to the rights of holders of Exchangeable LP Units contained in Schedule C, this Agreement may be amended in writing by the General Partner with the approval of at least 66 2/3% of the Class A LP Units.  Notwithstanding the foregoing but subject to the rights of holders of Exchangeable LP Units contained in Schedule C, the General Partner may, without prior notice to or consent from any Limited Partner, amend any provision of this Agreement or add any provision, if such amendment or addition is, in the opinion of the General Partner, for the protection or benefit of Limited Partners or of the Partnership or to cure an ambiguity or to correct or supplement any provisions contained herein which may be defective or inconsistent with any other provision contained herein and if the cure, correction or supplemental provision does not and will not materially adversely affect the interest of any Limited Partner.

23

ARTICLE 18
NOTICES

18.1                                                                        Notice

Any notice or other communication required or permitted to be given hereunder will be in writing and will be given by prepaid first-class mail, by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided.  Any such notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, will be deemed to have been received on the Business Day following the sending, or if delivered by hand will be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee.  Notice of change of address will also be governed by this section.  In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications will be delivered by hand or sent by facsimile or other means of electronic communication and will be deemed to have been received in accordance with this section. Notices and other communications will be addressed as follows: if to the General Partner to the Partnership’s principal place of business and if to a Limited Partner, to the last address of such Limited Partner as was provided to the General Partner.

18.2                                                                        Change of Address

A Class A Limited Partner may change its address by giving written notice of such change to the General Partner, and the General Partner may change its address by giving written notice thereof to each Class A Limited Partner

ARTICLE 19
MISCELLANEOUS

19.1                                                                        Severability

If any Article, section or any portion of any section of this Agreement is determined to be unenforceable or invalid by arbitration or by the decision of any court of competent jurisdiction which is not appealed or appealable, for any reason whatsoever, that unenforceability or invalidity will not affect the enforceability or validity of the remaining portions of this Agreement and such unenforceable or invalid Article, section or portion thereof will be severed from the remainder of this Agreement.

19.2                                                                        Governing Law

This Agreement and its application and interpretation will be governed and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable herein, except in such cases and to such extent as the laws of another jurisdiction will necessarily control.  Each Partner irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

19.3                                                                        Further Assurances

Each Partner will execute and deliver any and all documents and writings and do all things necessary or expedient in the creation of this Partnership and the achievement of its purposes.

24

19.4                                                                        Counterparts

This Agreement may be executed in counterparts.  This Agreement may also be adopted in any subscription form or similar document signed by a Person, with the same effect as if that Person had executed a counterpart of this Agreement.  All counterparts and adopting documents constitute one and the same agreement.

19.5                                                                        Time

Time is of the essence hereof and no extension or variation of this Agreement operates as a waiver of this provision.

19.6                                                                        Binding Effect

Each and all of the covenants, terms, provisions and agreements herein contained are binding upon and enure to the benefit of the Partners, their respective heirs, executors, administrators, committees and legal personal representatives, and to the extent permitted by this Agreement, their respective successors and assigns.

19.7                                                                        Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to all of the matters herein and its execution has not been induced by, nor do any parties rely upon or regard as material, any representation or writing not incorporated herein and made a part hereof.

[Remainder of this page is intentionally left blank]

25

IN WITNESS WHEREOF this Agreement is executed as of the date first above written.

BOP EXCHANGE GP ULC, as General Partner

Per:	/s/ David Arthur
	Name:	David Arthur
	Title:	Director

BROOKFIELD PROPERTY SPLIT CORP., as Limited Partner

Per:	/s/ David Arthur
	Name:	David Arthur
	Title:	Director

[Brookfield Office Properties Exchange LP — Amended and Restated Limited Partnership Agreement]

SCHEDULE A

CLASS A LP UNIT CERTIFICATE

UNIT CERTIFICATE NUMBER	TYPE OF UNITS	NUMBER OF UNITS ISSUED

LP-•	LP UNITS	•

THIS IS TO CERTIFY THAT:

• is the owner of

• (•) LP UNIT(S) in

BROOKFIELD OFFICE PROPERTIES EXCHANGE LP
FORMED UNDER THE LIMITED PARTNERSHIPS ACT (ONTARIO)

This Unit Certificate and the LP Units represented hereby are subject to the terms and conditions contained in the Amended and Restated Limited Partnership Agreement dated March 19, 2014 (the “Limited Partnership Agreement”), as amended from time to time.

The LP Units represented hereby are not transferable solely by the execution and delivery of this Unit Certificate.  Reference should be made to the Limited Partnership Agreement for full particulars of the manner and condition on which a transferee of any LP Units becomes a Limited Partner.  Restrictions on transferability include the transfer restrictions contained in the Limited Partnership Agreement.

DATED this        day of                               , •.

BOP EXCHANGE GP ULC, in its capacity as the general partner of BROOKFIELD OFFICE PROPERTIES EXCHANGE LP

Per:
Name:
Title:

SCHEDULE B

EXCHANGEABLE LP UNIT CERTIFICATE

LIMITED PARTNERSHIP UNITS

BROOKFIELD OFFICE PROPERTIES EXCHANGE LP

(A LIMITED PARTNERSHIP FORMED UNDER THE PROVINCE OF ONTARIO)

NUMBER

4825266

UNITS

*12345678901*************
12345678901**********
12345678901********
****12345678901**********
*****12345678901*********

THIS CERTIFIES THAT

* PROOF * 4825266 * CA11282W1059 * 12345678901 FULLY PAID AND NON-ASSESSABLE UNITS OF BROOKFIELD OFFICE PROPERTIES EXCHANGE LP * BROOKFIELD OFFICE PROPERTIES EXCHANGE LP * PROOF * 4825266 * CA11282W1059 * 12345678901 FULLY PAID AND NON-ASSESSABLE UNITS OF BROOKFIELD OFFICE **** PROOF **** BROOKFIELD OFFICE PROPERTIES EXCHANGE LP * PROOF * 4825266 * CA11282W1059 * 12345678901 FULLY PAID AND NON-ASSESSABLE UNITS OF BROOKFIELD OFFICE PROPERTIES EXCHANGE LP * BROOKFIELD OFFICE PROPERTIES EXCHANGE LP * PROOF * 4825266 * CA11282W1059 * 12345678901 FULLY PAID AND NON-ASSESSABLE UNITS OF BROOKFIELD OFFICE PROPERTIES EXCHANGE LP * BROOKFIELD OFFICE PROPERTIES EXCHANGE LP * PROOF * 4825266 * CA11282W1059 * 12345678901 FULLY PAID AND NON-ASSESSABLE UNITS OF BROOKFIELD OFFICE PROPERTIES EXCHANGE LP * BROOKFIELD OFFICE PROPERTIES EXCHANGE LP * PROOF * 4825266 * CA11282W1059 * 12345678901 FULLY PAID AND NON-ASSESSABLE UNITS OF BROOKFIELD OFFICE PROPERTIES EXCHANGE LP * BROOKFIELD OFFICE PROPERTIES EXCHANGE LP * PROOF * 4825266 * CA11282W1059 * 12345678901 FULLY PAID AND NON-ASSESSABLE UNITS OF BROOKFIELD OFFICE P

is the registered holder of

* PROOF * 4825266 * CA11282W1059 * 12345678901 FULLY PAID AND NON-ASSESSABLE UNITS OF BROOKFIELD OFFICE PROPERTIES EXCHANGE LP * BROOKFIELD OFFICE PROPERTIES EXCHANGE LP **12345678901** 12345678901 FULLY PAID AND NON-ASSESSABLE UNITS OF BROOKFIELD OFFICE PROPERTIES EXCHANGE LP * BROOKFIELD OFFICE PROPERTIES EXCHANGE LP * PROOF * 4825266 * CA11282W1059 *

ISIN: CA11282W1059

CUSIP: 11282W105

BROOKFIELD OFFICE PROPERTIES EXCHANGE LP

FULLY PAID LIMITED PARTNERSHIP UNITS ISSUED BY BROOKFIELD OFFICE PROPERTIES EXCHANGE LP (THE "PARTNERSHIP")

The units represent limited partnership interests in the Partnership (the "Units"). The rights, preferences and limitations of the Units are set forth in, and this certificate and the Units represented hereby are issued and shall in all respects be subject to the terms and provisions of the amended and restated limited partnership agreement of the Partnership, as amended, supplemented or restated from time to time (the "Partnership Agreement"). Copiers of the Partnership Agreement are are on file at, and will be furnished without charge on delivery of written request to the Partnership at the head office of the Partnership.

The Holder, by accepting this certificate, is deemed to have (i) requested admission as, and agreed to become, a limited partner and have agreed to comply with and be bound by the Partnership Agreement, (ii) represented and warranted that the Holder has all capacity, power and authority and, if an individual, the capacity necessary to enter into inso the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agrement, and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

This Unit Certificate shall not be valid for any purpose until it shall have been certified by the Transfer Agent.

This Unit Certificate shall not be valid for any purpose until it shall have been certified by the Transfer Agent.

In Witness Whereof the Partnership has caused this certificate to be signed by its duly authorized attorney.

DATED: MARCH 14, 2014

Countersigned and registered
CST Trust Company
Transfer Agent and Registrar

Director

Director

BY: ______________________
AUTHORIZED OFFICER

0669002 0 G DUMMY PROOF - 00 SECURITY INSTRUCTIONS ON REVERSE VOIR LES INSTRUCTIONS DE SECURITE AU VERSO 999999999 G4137499

4825266

BROOKFIELD OFFICE PROPERTIES EXCHANGE LP

The following abbreviations shall be construed as though the words set forth below opposite each abbreviation were written out in full where such abbreviation appears:

TEN COM	- as tenants in common
TEN ENT	- as tenants by the enterprise
JT TEN	- as joint tenants with rights of survivorship and not as tenants in common
(name) CUST (name) UNIF GIFT MIN ACT (State)	- (Name) as Custodian for (Name) under the (State) Uniform Gifts to Minors Act

Additional abbreviations may also be used through not in the above list.

*Please insert Social Insurance, Tax Identification, or other identifying number of transferee

For value received the undersigned hereby sells, assigns, and transfers unto

____
Insert name and address of tranferee

____
limited partnership interests evidenced by this certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint

____ Units representing

____ as the attorney
of the undersigned to transfer the said Units on the books of Brookfield Office Properties Exchange LP with full power of substitution.

DATED: ______________ ______________________ ______________________
Signature of Unitholder Signature of Guarantor

Signature Guarantee:
The signature on this assignment must correspond with the name as written upon the face of the certificate(s), in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule 1 chartered bank or a member of an acceptable Medallion Signature Guaranteed Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

In the USA, signature guarantees must be done by members of a "Medallion Signature Guarantee Program" only.

Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of the Stamp Medallion Program.

SECURITY INSTRUCTIONS - INSTRUCTIONS DE SÉCURITÉ

THIS IS WATERMARKED PAPER, DO NOT ACCEPT WITHOUT NOTING WATERMARK. HOLD TO LIGHT TO VERIFY WATERMARK.

PAPIER FILIGRANÉ, NE PAS ACCEPTER SANS VÉRIFIER LA PRÉSENCE DU FILIGRANE. POUR CE FAIRE, PLACER À LA LUMIÈRE.

SCHEDULE C

EXCHANGEABLE SECURITIES PROVISIONS

EXCHANGEABLE SECURITIES PROVISIONS

The following are the Exchangeable Securities Provisions relating to the Exchangeable LP Units of Brookfield Office Properties Exchange LP

The Exchangeable LP Units will carry and be subject to the following rights, privileges, restrictions and conditions:

1.                                      INTERPRETATION

1.1                               Definitions

For the purposes of these provisions:

“Board of Directors” means the board of directors of the General Partner.

“BPY” means Brookfield Property Partners L.P., a Bermuda exempted limited partnership.

“BPY Call Notice” has the meaning ascribed thereto in Section 6.2(b).

“BPY Distribution Declaration Date” means the date on which the BPY General Partner declares any distribution on the BPY Units.

“BPY General Partner” means Brookfield Property Partners Limited, the general partner of BPY, and includes any person who becomes a successor or replacement general partner of BPY after the date hereof.

“BPY Liquidity Transaction” will be deemed to have occurred if:

(a)                                 any Person, firm or corporation acquires directly or indirectly, more than 90% of the issued and outstanding BPY Units in a take-over bid;

(b)                                 the unitholders of BPY will approve a liquidation of BPY; or

(c)                                  BPY sells or disposes of all or substantially all of its assets and the Board of Directors determines that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchangeable LP Units in connection with such transaction and that the redemption of all but not less than all of the outstanding Exchangeable LP Units is necessary to enable the completion of such transaction.

“BPY Successors” has the meaning ascribed thereto in Section 12.2(b).

“BPY Units” means the non-voting limited partnership units of BPY, and any other securities into which such units may be changed or for which such units may be exchanged (whether or not BPY  will be the issuer of such securities) or any other consideration which may be received by the holders of such units pursuant to a recapitalization, reconstruction, reorganization or reclassification of, or merger, liquidation or similar transaction affecting, such units.

“Business Day” means every day except a Saturday or Sunday, or a day which is a statutory or civic holiday in the Province of Ontario or in Bermuda.

“Canadian Dollar Equivalent” means in respect of an amount expressed in a currency other than Canadian dollars (the “Foreign Currency Amount”) at any date the product obtained by multiplying:

(a)                                 the Foreign Currency Amount; by

(b)                                 the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such spot exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose.

“certificate” means a unit certificate or a Direct Registration System statement evidencing the registered ownership of Exchangeable LP Units, as applicable.

“Circular” means the offer to purchase and take-over bid circular dated February 11, 2014 with respect to the Offer, as it may be amended from time to time.

“Class A Units” means the Class A limited partnership units in the Partnership having the rights, privileges, restrictions and conditions set forth in the Partnership Agreement.

“Contract” means any contract, instrument, franchise, loan or credit agreement, note, bond, mortgage, indenture, lease or other property agreement, partnership or joint venture agreement or other legally binding agreement, arrangement or understanding whether written or oral.

“Control” means the control by one Person of another Person in accordance with the following:  a Person (“A”) controls another Person (“B”) where A has the power to determine the management and policies of B by contract or status (for example, the status of A being the general partner of B) or by virtue of the beneficial ownership of or control over a majority of the voting interests in B; and, for certainty and without limitation, if A owns or has control over shares or other securities to which are attached more than 50% of the votes permitted to be cast in the election of directors to the Governing Body of B, or A is the general partner of B, a limited partnership, then in each case A Controls B for this purpose; and the term “Controlled” has the corresponding meaning.

“Current Market Price” means, in respect of a BPY Unit on any date, the volume-weighted average trading price of a BPY Unit on the principal stock exchange (determined on the basis of trading volumes during the period of the previous four months) during the previous 20 trading days or, if principal stock exchange is not the TSX, the Canadian Dollar Equivalent on such other principal stock exchange; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of BPY Units during such period does not reflect the fair market value of a BPY Unit, then the Current Market Price of a BPY Unit will be determined by the Board of Directors, based upon the advice of such qualified independent financial advisors as the

Board of Directors may deem to be appropriate, and provided further that any such selection, opinion or determination by the Board of Directors will be conclusive and binding, absent manifest error.

“Effective Date” means the date on which BPY, Brookfield Office Properties Exchange LP and Brookfield Property Split Corp. first take up and pay for common shares in the capital of Brookfield Office Properties Inc. deposited under the Offer.

“Exchangeable LP Units” means the exchangeable limited partnership units in the Partnership, having the rights, privileges, restrictions and conditions set forth in these Unit Provisions.

“Exchangeable LP Unit Consideration” means, with respect to each Exchangeable LP Unit, for any acquisition of, redemption of, or distribution of assets of the Partnership in respect of such Exchangeable LP Unit, or purchase of such Exchangeable LP Unit pursuant to these Unit Provisions or the Support Agreement:

(a)                                 the Current Market Price of one BPY Unit; plus

(b)                                 if applicable, a cheque or cheques payable at par at any branch of the bankers of the payor in the amount of all declared payable and unpaid cash distributions; plus

(c)                                  if applicable, such stock or other property constituting any declared, payable and unpaid non-cash distributions,

provided that: (i) the part of the consideration which represents (a) above will be fully paid and satisfied by the delivery of one BPY Unit, such unit to be duly issued, fully paid and non-assessable; (ii) the part of the consideration which represents (c) above will be fully paid and satisfied by delivery of such non-cash items; (iii) any such consideration will be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest; and (iv) any such consideration will be paid less any Tax required to be deducted and withheld therefrom and without interest.

“Exchangeable LP Unit Price” means, for each Exchangeable LP Unit, an amount equal to the aggregate of:

(a)                                 the Current Market Price of one BPY Unit; plus

(b)                                 an additional amount equal to the full amount of all cash distributions declared, payable and unpaid, on such Exchangeable LP Unit; plus

(c)                                  an additional amount equal to the full amount of all distributions declared and payable or paid on BPY Units which have not been declared or paid on Exchangeable LP Units in accordance herewith; plus

(d)                                 an additional amount representing the full amount of all non-cash distributions declared, payable and unpaid, on Exchangeable LP Units.

“General Partner” means BOP Exchange GP ULC, an unlimited liability company existing under the laws of the Province of Alberta and including any person who becomes a successor or replacement general partner of the Partnership pursuant to the terms of the Partnership Agreement.

“Governing Body” means (i) with respect to a corporation or limited company, the board of directors of such corporation or limited company, (ii) with respect to a limited liability company, the manager(s), director(s) or managing partner(s) of such limited liability company, (iii) with respect to a partnership, the board, committee or other body of each general partner or managing partner of such partnership, respectively, that serves a similar function (or if any such general partner is itself a partnership, the board, committee or other body of such general or managing partner’s general or managing partner that serves a similar function), and (iv) with respect to any other Person, the body of such Person that serves a similar function, and in the case of each of (i) through (iv) includes any committee or other subdivision of such body and any Person to whom such body has delegated any power or authority, including any officer or managing director.

“Governmental Entity” means (a) any supranational, international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau or agency, whether domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority, or (d) stock exchange, automated quotation system, self-regulatory authority or securities authority, including, without limitation, the TSX and NYSE.

“Laws” means all federal, provincial, state, municipal, regional and local laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, legally binding codes, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are binding upon or applicable to such Person or its assets.

“Limited Partners” means the Persons who from time to time hold Class A Units or Exchangeable LP Units.

“Limited Partnerships Act” means the Limited Partnerships Act (Ontario), as amended from time to time and any re-enactments, replacements or substitutions therefore from time to time.

“Liquidation Amount” has the meaning ascribed thereto in Section 5.1(a).

“Liquidation Call Purchase Price” has the meaning ascribed thereto in Section 5.2(a).

“Liquidation Call Right” has the meaning ascribed thereto in Section 5.2(a).

“Liquidation Date” has the meaning ascribed thereto in Section 5.1(a).

“Non-Affiliated Holders” means the holders (and for greater certainty excluding any Exchangeable LP Units beneficially held by BPY and its Subsidiaries through any registered holder) of Exchangeable LP Units other than BPY and its Subsidiaries.

“NYSE” means the New York Stock Exchange.

“Offer” means the offer dated February 11, 2014 by BPY, Brookfield Property Split Corp. and the Partnership to acquire all of the issued and outstanding common shares of Brookfield Office Properties Inc., which, as the context requires, includes any Compulsory Acquisition (as defined in the Circular) and Subsequent Acquisition Transaction (as defined in the Circular) as the Offer may be amended from time to time.

“Other Entity” has the meaning ascribed thereto in Section 11.1(c)(iii).

“Other Units” has the meaning ascribed thereto in Section 11.1(c)(iii).

“Partners” means, collectively, the Limited Partners and the General Partner, and “Partner” means any one of the Partners.

“Partnership” means Brookfield Office Properties Exchange LP, an Ontario limited partnership.

“Partnership Agreement” means the amended and restated Brookfield Office Properties Exchange LP limited partnership agreement dated as of the date hereof, as it may be amended from time to time.

“Person” means any natural person, partnership, limited partnership, limited liability partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), limited liability corporation, unlimited liability company, joint stock company, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, Governmental Entity or other entity however designated or constituted and pronouns have a similarly extended meaning.

“Redemption Call Purchase Price” has the meaning ascribed thereto in Section 7.2(a).

“Redemption Call Right” has the meaning ascribed thereto in Section 7.2(a).

“Redemption Date” means the date, if any, established by the Board of Directors for the redemption by the Partnership of all but not less than all of the outstanding Exchangeable LP Units, which date will be no earlier than the seventh anniversary of the Effective Date, unless:

(a)                                 the aggregate number of Exchangeable LP Units issued and outstanding (other than Exchangeable LP Units held by BPY or its Subsidiaries) is less than 5% of the number of Exchangeable LP Units issued in connection with the Offer and as such number of units may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision, combination or consolidation of or unit distribution on the Exchangeable LP Units, any issue or distribution of rights to acquire Exchangeable LP Units or securities exchangeable for or convertible into Exchangeable LP Units, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable LP Units in which case the Board of Directors may accelerate such redemption date to such date, as they may determine, upon at least 30 days’ prior written notice to the registered holders of the Exchangeable LP Units;

(b)                                 a BPY Liquidity Transaction occurs, in which case, provided that the Board of Directors determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchangeable LP Units in connection with such a BPY Liquidity Transaction and that the redemption of all but not less than all of the outstanding Exchangeable LP Units is necessary to enable the completion of such BPY Liquidity Transaction in accordance with its terms, the Board of Directors may accelerate such redemption date to such date as it may determine, upon such number of days prior written notice to the registered holders of the Exchangeable LP Units as the Board of Directors may determine to be reasonably practicable in such circumstances; or

(c)                                  any amendment to the Tax Act and other applicable provincial income tax Laws is made that permits holders of Exchangeable LP Units who: (i) are resident in Canada; (ii) hold their Exchangeable LP Units as capital property; and (iii) deal at arm’s length with BPY or the Partnership, to exchange their Exchangeable LP Units without requiring such holders to recognize any gain or loss in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax Laws in which case the Board of Directors may accelerate such redemption date to such date, as they may determine, upon at least 30 days’ prior written notice to the registered holders of the Exchangeable LP Units;

provided, however, that the accidental failure or omission to give any notice of redemption under clauses (a), (b) or (c) above to any of such holders of Exchangeable LP Units will not affect the validity of any such redemption.

“Redemption Price” has the meaning ascribed thereto in Section 7.1(a).

“Retracted LP Units” has the meaning ascribed thereto in Section 6.1(a).

“Retraction Call Purchase Price” has the meaning ascribed thereto in Section 6.2(a).

“Retraction Call Right” has the meaning ascribed thereto in Section 6.2(a).

“Retraction Date” has the meaning ascribed thereto in Section 6.1(a).

“Retraction Price” has the meaning ascribed thereto in Section 6.1(a).

“Retraction Request” has the meaning ascribed thereto in Section 6.1(a).

“Subdivision” has the meaning ascribed thereto in Section 3.2.

“Subsidiary” means, with respect to any Person, (i) any other Person that is directly or indirectly Controlled by such Person, (ii) any trust in which such Person holds all of the beneficial interests, or (iii) any partnership, limited liability company or similar entity in which such Person holds all of the interests other than the interests of any general partner, managing member or similar Person.

“Support Agreement” means a support agreement to be entered into prior to the issuance by the Partnership of any Exchangeable LP Units among BPY and the Partnership, as may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, the purpose of which will be for BPY and the Partnership to covenant to do all things reasonably necessary and desirable to enable and permit the Partnership to perform its obligations hereunder.

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, goods and services taxes, gross receipts taxes, environmental taxes and charges, sales taxes, use taxes, ad valorem taxes, value added taxes, subsoil use or extraction taxes and ownership fees, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, health taxes, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment/unemployment insurance or compensation taxes, mandatory pension and other social fund taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges or any kind whatsoever, and any instalments in respect thereof, together with any interest, fines and any penalties or additional amounts imposed by any Taxing Authority (domestic or foreign) and including any amount in respect of the foregoing as a transferee or successor, guarantor or surety or in a similar capacity under any Contract or by operation of Law.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

“Taxing Authority” means any Governmental Entity exercising regulatory authority in respect of any Taxes.

“Transfer Agent” means the transfer agent duly appointed by the Partnership to act as registrar and transfer agent for the Exchangeable LP Units, from time to time.

“TSX” means the Toronto Stock Exchange.

“Unit Provisions” means the rights, privileges, restrictions and conditions set out herein.

1.2                               Interpretation

In this Agreement, unless the context otherwise requires:

1.1.1.                            words importing the singular will include the plural and vice versa, words importing gender will include all genders or the neuter, and words importing the neuter will include all genders;

1.1.2.                            the words “include”, “includes”, “including”, or any variations thereof, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

1.1.3.                            references to any Person include such Person’s successors and permitted assigns;

1.1.4.                            except as otherwise provided in this Agreement, any reference in this Agreement to a statute, regulation, policy, rule or instrument will include, and will be deemed to be a reference also to, all rules and regulations made under such statute, in the case of a statute, to all amendments made to such statute, regulation, policy, rule or instrument, and to any statute, regulation, policy, rule or instrument that may be passed which has the effect of supplementing or superseding the statute, regulation, policy, rule or instrument so referred to;

1.1.5.                            any reference to this Agreement or any other agreement, document or instrument will be construed as a reference to this Agreement or, as the case may be, such other agreement, document or instrument as the same may have been, or may from time to time be, amended, varied, replaced, amended and restated, supplemented or otherwise modified;

1.1.6.                            in the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount will be determined or such action will be required to be taken at or before the requisite time on the next succeeding day that is a Business Day;

1.1.7.                            except where otherwise expressly provided, all amounts in this Agreement are stated and will be paid in Canadian currency; and

1.1.8.                            the division of these Unit Provisions into articles and sections and the insertion of headings are for reference purposes only and will not affect the interpretation of these Unit Provisions.  Unless otherwise indicated, any reference in these Unit Provisions to an article or section refers to the specified article or section of these Unit Provisions.

2.                                      RANKING OF EXCHANGEABLE LP UNITS

2.1                               Ranking

The Exchangeable LP Units will be entitled to a preference over Class A Units and any other limited partnership units of the Partnership, and any other securities ranking junior to the Exchangeable LP Units with respect to the payment of distributions as and to the extent provided in Article 3 and with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of the assets of the Partnership among its holders for the purpose of winding up its affairs as and to the extent provided in Article 5.

3.                                      DISTRIBUTIONS

3.1                               Distributions

A holder of an Exchangeable LP Unit will be entitled to receive and the Board of Directors will, subject to applicable Law, on each BPY Distribution Declaration Date, declare a distribution on each Exchangeable LP Unit:

(a)                                 in the case of a cash distribution declared on the BPY Units, in an amount in cash for each Exchangeable LP Unit equal to the cash distribution declared on each BPY Unit on the BPY Distribution Declaration Date;

(b)                                 in the case of a stock distribution or distribution declared on the BPY Units to be paid in BPY Units, subject to Section 3.2, by the issue or transfer by the Partnership of such number of Exchangeable LP Units for each Exchangeable LP Units as is equal to the number of BPY Units to be paid on each BPY Unit; or

(c)                                  in the case of a distribution declared on the BPY Units in property other than cash or BPY Units, in such type and amount of property for each Exchangeable LP Unit as is the same as or economically equivalent to (to be determined by the Board of Directors as contemplated by Section 3.6 hereof) the type and amount of property declared as a distribution on each BPY Unit.

Subject to Section 3.2, the holders of Exchangeable LP Units will not be entitled to any distributions other than or in excess of the distributions referred to in this Section 3.1.

3.2                               Subdivision on Stock Distribution

In the case of a stock distribution declared on the BPY Units to be paid in BPY Units, in lieu of declaring the stock distribution contemplated by Section 3.1(b) on the Exchangeable LP Units, the Board of Directors may, in good faith and in its discretion and subject to applicable Law and to obtaining all required regulatory approvals, subdivide, redivide or change (the “Subdivision”) each issued and unissued Exchangeable LP Unit on the basis that each Exchangeable LP Unit before the Subdivision becomes a number of Exchangeable LP Units equal to the sum of: (i) one BPY Unit; and (ii) the number of BPY Units to be paid as a stock distribution on each BPY Unit. In making such Subdivision, the Board of Directors will consider the effect thereof upon the then outstanding Exchangeable LP Units and the general taxation consequences of the Subdivision to the holders of the Exchangeable LP Units (other than the Partnership and its Subsidiaries).  In such instance, and notwithstanding any other provision hereof, such Subdivision, will become effective on the effective date specified in Section 3.4 without any further act or formality on the part of the Board of Directors or of the holders of Exchangeable LP Units. For greater certainty, subject to applicable Law, no approval of the holders of Exchangeable LP Units to an amendment to the Partnership Agreement will be required to give effect to such Subdivision.

3.3                               Payment of Distributions

Cheques of the Partnership payable at par at any branch of the bankers of the Partnership will be issued in respect of any cash distributions contemplated by Section 3.1(a) hereof and the sending of such cheque to each holder of an Exchangeable LP Unit will satisfy the cash distribution represented thereby unless the cheque is not paid on presentation.  Subject to the requirements of applicable Law with respect to unclaimed property, no holder of an Exchangeable LP Unit will be entitled to recover by action or other legal process against the Partnership any distribution that is represented by a cheque that has not been duly presented to the Partnership’s bankers for payment or that otherwise remains unclaimed for a period of five years from the date on which such distribution was first payable. Subject to applicable Law and any applicable requirements of a central depository for securities, certificates registered in the name of the registered holder of Exchangeable LP Units will be issued or transferred in respect of any stock distributions or other distributions contemplated by Section 3.1(b) hereof or any Subdivision contemplated by Section 3.2 and the sending of such a certificate to each holder of an Exchangeable LP Unit will satisfy the stock distribution or other distribution represented thereby. Such other type and amount of property in respect of any distributions contemplated by Section 3.1(c) hereof will be issued, distributed or transferred by the Partnership in such manner as it will determine and the issuance, distribution or transfer thereof by the Partnership to each holder of an Exchangeable LP Unit will satisfy the distribution represented thereby. Subject to the requirements of applicable Law with respect to unclaimed property, no holder of an Exchangeable LP Unit will be entitled to recover by action or other legal process against the Partnership any distribution that is represented by a cheque that has not been duly presented to the Partnership’s bankers for payment or that otherwise remains unclaimed for a period of five years from the date on which such distribution was first payable.

3.4                               Record and Payment Dates

The record date for the determination of the holders of Exchangeable LP Units entitled to receive payment of, and the payment date for, any distribution declared on the Exchangeable LP Units under Section 3.1 hereof will be the same dates as the record date and payment date, respectively, for the corresponding distribution declared on the BPY Units. The record date for the determination of the holders of Exchangeable LP Units entitled to receive Exchangeable LP Units in connection with any Subdivision of the Exchangeable LP Units under Section 3.2 and the effective date of such Subdivision will be the same dates as the record date and payment date, respectively, for the corresponding distribution declared on the BPY Units.

3.5                               Partial Payment

If on any payment date for any distributions declared on the Exchangeable LP Units under Section 3.1 hereof the distributions are not paid in full on all of the Exchangeable LP Units then outstanding, any such distributions that remain unpaid will be paid on a subsequent date or dates determined by the Board of Directors on which the Partnership will have sufficient moneys or other assets properly applicable to the payment of such distributions.

3.6                               Economic Equivalence

For the purposes of Section 3.1 and Section 3.2 hereof, the Board of Directors will determine, acting in good faith and in its sole discretion (with the assistance of such reputable and qualified independent financial advisors and/or other experts as the Board of Directors may require), economic equivalence and each such determination will be conclusive and binding on the Partnership and its unitholders.  In making each such determination, the following factors will, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

(a)                                 in the case of any stock distribution or other distribution payable in BPY Units, the number of such units issued in proportion to the number of BPY Units previously outstanding;

(b)                                 in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase BPY Units (or securities exchangeable for or convertible into or carrying rights to acquire BPY Units), the relationship between the exercise price of each such right, option or warrant and the Current Market Price, the volatility of BPY Units and the term of any such instrument;

(c)                                  in the case of the issuance or distribution of any other form of property (including, without limitation, any units or securities of BPY other than BPY Units, any rights, options or warrants other than those referred to in Section 3.6(b), any evidences of indebtedness of BPY or any assets of BPY), the relationship between the fair market value (as determined by the Board of Directors in the manner contemplated above) of such property to be issued or distributed with respect to each outstanding BPY Unit and the Current Market Price;

(d)                                 in the case of any subdivision, redivision or change of the then outstanding BPY Units into a greater number of BPY Units or the reduction, combination, consolidation or change of the then outstanding BPY Units into a lesser number of BPY Units or any merger, reorganization or other transaction affecting the BPY Units, the effect thereof upon the then outstanding BPY Units; and

(e)                                  in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable LP Units compared to holders of BPY Units (including to the extent that such consequences may differ as a result of differences between taxation Laws of Canada and Bermuda) except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable LP Units.

4.                                      CERTAIN RESTRICTIONS

4.1                               Certain Restrictions

So long as any of the Exchangeable LP Units are outstanding, the Partnership will not at any time without, but may at any time with, the approval of the holders of the Exchangeable LP Units given as specified in Section 10.2 hereof:

(a)                                 pay any distributions on the Class A Units or any other limited partnership units or any other securities of the Partnership ranking junior to the Exchangeable LP Units with respect to the payment of distributions, other than stock distributions payable in limited partnership units or in any such other securities ranking junior to the Exchangeable LP Units, as the case may be;

(b)                                 redeem or purchase or make any capital distribution in respect of Class A Units or any other limited partnership units or any other securities ranking junior to the Exchangeable LP Units with respect to the payment of distributions or the distribution of the assets in the event of the liquidation, dissolution or winding up of the Partnership, whether voluntary or involuntary, or any other distribution of the assets of the Partnership among its holders for the purpose of winding up its affairs;

(c)                                  redeem or purchase or make any capital distribution in respect of any other securities of the Partnership ranking equally with the Exchangeable LP Units with respect to the payment of distributions or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of the assets of the Partnership among its holders for the purpose of winding up its affairs; or

(d)                                 issue any securities other than Exchangeable LP Units, general partnership units, Class A Units, and any other securities ranking junior to the Exchangeable LP Units, other than by way of stock dividends to the holders of such Exchangeable LP Units, provided that the restrictions in Sections 4.1(a), 4.1(b) and 4.1(c) hereof will not apply if all distributions on the outstanding Exchangeable LP Units corresponding to distributions declared and paid to date on the BPY Units will have been declared and paid in full on the Exchangeable LP Units.

5.                                      LIQUIDATION

5.1                               Participation Upon Liquidation, Dissolution or Winding-Up of the Partnership

(a)                                 Subject to applicable Law and the due exercise by BPY of a Liquidation Call Right, in the event of the liquidation, dissolution or winding up of the Partnership or any other distribution of the assets of the Partnership among its holders for the purpose of winding up its affairs, a holder of Exchangeable LP Units will be entitled to receive from the assets of the Partnership in respect of each

Exchangeable LP Unit held by such holder on the effective date of such liquidation, dissolution or winding up or other distribution (the “Liquidation Date”), before any distribution of any part of the assets of the Partnership among the holders of the units of the Partnership or any other securities  ranking junior to the Exchangeable LP Units, an amount per unit equal to the Exchangeable LP Unit Price applicable on the last Business Day prior to the Liquidation Date (the “Liquidation Amount”), which will be satisfied in full by the Partnership causing to be delivered to such holder the Exchangeable LP Unit Consideration representing the Liquidation Amount.

(b)                                 Provided the Liquidation Call Right has not been exercised by BPY, on or promptly after the Liquidation Date, the Partnership will cause to be delivered to the holders of the Exchangeable LP Units the Liquidation Amount for each such Exchangeable LP Unit upon presentation and surrender of the certificates representing such Exchangeable LP Units, together with such other documents and instruments as may be required to effect a transfer of Exchangeable LP Units under the Limited Partnerships Act, the Partnership Agreement and such additional documents and instruments as the Transfer Agent and the Partnership may reasonably require, at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the Partnership by notice to the holders of the Exchangeable LP Units.  Payment of the aggregate Liquidation Amount for such Exchangeable LP Units will be satisfied by causing to be delivered to each holder, at the address of the holder recorded in the register of the Partnership for the Exchangeable LP Units or by holding for pick-up by the holder at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the Partnership by notice to the holders of Exchangeable LP Units on behalf of the Partnership, the Exchangeable LP Unit Consideration representing the aggregate Liquidation Amount.  On and after the Liquidation Date, the holders of the Exchangeable LP Units will cease to be holders of such Exchangeable LP Units and will not be entitled to exercise any of the rights of holders in respect thereof other than the right to receive their proportionate part of the aggregate Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable LP Units will not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders will remain unaffected until the Liquidation Amount has been paid in the manner hereinbefore provided.

(c)                                  The Partnership will have the right at any time after the Liquidation Date to transfer or cause to be issued or transferred, and deposited in a custodial account with any chartered bank or trust company in Canada named in such notice, the Liquidation Amount in respect of the Exchangeable LP Units represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof, such Liquidation Amount to be held by such bank or trust company as trustee for and on behalf of, and for the use and benefit of, such holders.  Upon such deposit being made, the rights of a holder of Exchangeable LP Units after such deposit will be limited to receiving its proportionate part of the Liquidation Amount for such Exchangeable LP Units so deposited, without interest, and all distributions with respect to the BPY Units to which such holder is entitled with a record date after the date of such deposit and before the date of transfer of such BPY Units to such holder (in each case less any amounts withheld on account of Tax required to be deducted and withheld therefrom) against presentation and surrender of the certificates for the Exchangeable LP Units held by the holder in accordance with the foregoing provisions.  Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable LP Units will thereafter be considered and deemed for all purposes to be holders of the BPY Units delivered to them or the custodian on their behalf.

(d)                                 After the Partnership has satisfied its obligations to pay the holders of the Exchangeable LP Units the total Liquidation Amount pursuant to this Section 5.1, such holders will not be entitled to share in any further distribution of the assets of the Partnership.

5.2                               Liquidation Call Rights

(a)                                 Subject to the limitations set forth in Section 5.2(b), BPY will have the overriding right (a “Liquidation Call Right”), in the event of and notwithstanding the proposed liquidation, dissolution or winding up of the Partnership or any other distribution of the assets of the Partnership for the purpose of winding up its affairs pursuant to Section 5.1 hereof, to purchase from all but not less than all of the holders of Exchangeable LP Units on the Liquidation Date (other than BPY and its Subsidiaries) all but not less than all of the Exchangeable LP Units held by each such holder on payment by BPY of an amount per unit equal to the Exchangeable LP Unit Price applicable on the last Business Day prior to the Liquidation Date (the “Liquidation Call Purchase Price”), which will be satisfied in full by delivery to such holder of the Exchangeable LP Unit Consideration. In the event of the exercise of a Liquidation Call Right, each holder of Exchangeable LP Units (other than BPY and its Subsidiaries) will be obligated to sell all the Exchangeable LP Units held by such holder to BPY on the Liquidation Date on payment by BPY to the holder of the Liquidation Call Purchase Price for each such unit and the Partnership will have no obligation to pay any Liquidation Amount to the holders of such units so purchased by BPY.

(b)                                 In order to exercise its Liquidation Call Right, BPY must notify in writing the Transfer Agent, as agent for the holders of Exchangeable LP Units and the Partnership of its intention to exercise such right at least 30 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding up of the Partnership and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding up of the Partnership.  The Transfer Agent will notify the holders of Exchangeable LP Units as to whether or not a Liquidation Call Right has been exercised (such form of notice to be provided by BPY to the Transfer Agent) forthwith after the earlier of: (i) the date notice of exercise has been provided to the Transfer Agent; and (ii) the expiry of the date by which the same may be exercised.  If BPY exercises its Liquidation Call Right in accordance with this Section 5.2, all obligations of the Partnership under Section 5.1 will terminate and on the Liquidation Date BPY will purchase and the holders of Exchangeable LP Units (other than BPY and its Subsidiaries) will sell all of their Exchangeable LP Units then outstanding for a price per unit equal to the Liquidation Call Purchase Price (payable in the form of Exchangeable LP Unit Consideration).

(c)                                  For the purposes of completing a purchase of the Exchangeable LP Units pursuant to the exercise of a Liquidation Call Right, BPY will deposit or cause to be deposited, with the Transfer Agent, on or before the Liquidation Date, the Exchangeable LP Unit Consideration representing the aggregate Liquidation Call Purchase Price.  Provided that the aggregate Liquidation Call Purchase Price has been so deposited with the Transfer Agent, on and after the Liquidation Date holders of the Exchangeable LP Units (other than BPY and its Subsidiaries) will cease to be holders of the Exchangeable LP Units and will not be entitled to exercise any of the rights of holders in respect thereof other than the right to receive such holder’s proportionate part of the total Liquidation Call Purchase Price payable by BPY, without interest, upon presentation and surrender of certificates representing the Exchangeable LP Units held by such holder and the holder will be deemed for all purposes to be a holder of BPY Units to which such holder is entitled.  Upon surrender to the Transfer Agent of a certificate representing Exchangeable LP Units, together with such other documents and instruments as may be required to effect a transfer of Exchangeable LP Units under the Limited Partnerships Act, the Partnership Agreement and such additional documents and instruments as the Transfer Agent and the Partnership may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Transfer Agent on behalf of BPY will deliver to such holder, the Exchangeable LP Unit Consideration representing the Liquidation Call Purchase Price.  If BPY does not exercise its Liquidation Call Right in the manner described above, on the Liquidation Date the holders of Exchangeable LP Units will be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Partnership in connection with the liquidation, dissolution or winding up of the Partnership pursuant to Section 5.1 hereof.

6.                                      RETRACTION AT OPTION OF HOLDER

6.1                               Retraction at Option of Holder

(a)                                 Subject to applicable Law and the due exercise by BPY of the Retraction Call Right, a holder of Exchangeable LP Units will be entitled at any time to require the Partnership to redeem, on the fifth Business Day after the date on which the Retraction Request is received by the Partnership (the “Retraction Date”), any or all of the Exchangeable LP Units registered in the name of such holder for an amount per Exchangeable LP Unit equal to the Exchangeable LP Unit Price applicable on the last Business Day prior to the Retraction Date (the “Retraction Price”), which will be satisfied in full by the Partnership causing to be delivered to such holder the Exchangeable LP Unit Consideration.  The holder must give notice of a requirement to redeem by presenting and surrendering at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the Partnership by notice to the holders of Exchangeable LP Units the certificate or certificates representing the Exchangeable LP Units that the holder desires to have the Partnership redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable LP Units under the Limited Partnerships Act, the Partnership Agreement and such additional documents and instruments as the Transfer Agent and the Partnership may reasonably require, together with a duly executed statement (the “Retraction Request”) in the form of Schedule A hereto or in such other form as may be acceptable to the Partnership specifying that the holder desires to have all or any number specified therein of the Exchangeable LP Units represented by such certificate or certificates (the “Retracted LP Units”) redeemed by the Partnership.

(b)                                 In the case of a redemption of Exchangeable LP Units under this Section 6.1, upon receipt by the Partnership or the Transfer Agent in the manner specified in Section 6.1(a) hereof of a certificate representing the number of Exchangeable LP Units which the holder desires to have the Partnership redeem and such additional documents and instruments as the Partnership and the Transfer Agent may reasonably require, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.1(e) and that BPY has not exercised the Retraction Call Right, the Partnership will redeem the Retracted LP Units effective at the close of business on the Retraction Date.  On the Retraction Date, the Partnership will deliver or cause to be delivered to the relevant holder, at the address of the holder recorded in the register of the Partnership for the Exchangeable LP Units or at the address specified in the holder’s Retraction Request or by holding for pick-up by the holder at the registered office of the Partnership, or at any office of the Transfer Agent, as may be specified by the Partnership by notice to the holders of Exchangeable LP Units, the Exchangeable LP Unit Consideration representing the Retraction Price and such delivery of such Exchangeable LP Unit Consideration by or on behalf of the Partnership by the Transfer Agent, will be deemed to be payment of and will satisfy and discharge all liability for the Retraction Price to the extent that the same is represented by such Exchangeable LP Unit Consideration, unless such cheque comprising part of such Exchangeable LP Unit Consideration is not paid on due presentation.  If only a part of the Exchangeable LP Units represented by any certificate is redeemed, a new certificate for the balance of such Exchangeable LP Units will be issued to the holder at the expense of the Partnership.

(c)                                  On and after the close of business on the Retraction Date, the holder of the Retracted LP Units will cease to be a holder of such Retracted LP Units and will not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total Retraction Price, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Retraction Price payable to such holder will not be made, in which case the rights of such holder will remain unaffected until such aggregate Retraction Price has been paid in the manner hereinbefore provided.  On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of such aggregate Retraction Price has been made in accordance with the foregoing provisions, the holder of the Retracted LP Units so redeemed by the Partnership will thereafter be considered and deemed for all purposes to be a holder of the BPY Units delivered to such holder.

(d)                                 Notwithstanding any other provision of this Section 6.1, the Partnership will not be obligated to redeem Retracted LP Units specified by a holder in a Retraction Request to the extent that such redemption of Retracted LP Units would be contrary to solvency requirements or other provisions of applicable Law.  If the Partnership believes that on any Retraction Date it would not be permitted by any such provisions to redeem the Retracted LP Units tendered for redemption on such date, and BPY has not exercised its Retraction Call Right with respect to the Retracted LP Units, the Partnership will only be obligated to redeem Retracted LP Units specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of units) as would not be contrary to such provisions and will notify the holder at least two Business Days prior to the Retraction Date as to the number of Retracted LP Units which will not be redeemed by the Partnership.  In any case in which the redemption by the Partnership of Retracted LP Units would be contrary to solvency requirements or other provisions of applicable Law and more than one holder has delivered a Retraction Request, the Partnership will redeem Retracted LP Units in accordance with Section 6.1(b) on a pro rata basis and will issue to each such holder of Retracted LP Units a new certificate, at the expense of the Partnership, representing the Retracted LP Units not redeemed by the Partnership pursuant to Section 6.1(b) hereof.  If the Retraction Request is not revoked by the holder in the manner specified in Section 6.1(e) and BPY will not have exercised its Retraction Call Right in respect of any such Retracted LP Units, BPY will be required to purchase the unredeemed Retracted LP Units from such holder on the Retraction Date or as soon as practicable thereafter on payment by BPY to such holder of the Retraction Price.

(e)                                  A holder of Retracted LP Units may, by notice in writing given by the holder to the Partnership before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request in which event such Retraction Request will be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted LP Units to BPY will be deemed to have been revoked.

(f)                                   Notwithstanding any other provision of this Article 6, if:

(i)                                     exercise of the rights of the holders of the Exchangeable LP Units to require the Partnership to redeem any Exchangeable LP Units pursuant to this Article 6 on any Retraction Date would require listing approval or any similar document to be issued in order to obtain the approval of the TSX and the NYSE to the listing and trading (subject to official notice of issuance) of the BPY Units that would be required to be delivered to such holders of Exchangeable LP Units in connection with the exercise of such rights; and

(ii)                                  as a result of (i) above, it would not be practicable (notwithstanding the reasonable endeavours of BPY) to obtain such approvals in time to enable all or any of such BPY Units to be admitted to listing and trading by the TSX and the NYSE (subject to official notice of issuance) when so delivered, the Retraction Date will, notwithstanding any other date specified or otherwise deemed to be specified in any relevant Retraction Request, be deemed for all purposes to be the earlier of (i) the second business day immediately following the date the approvals referred to in Section 6.1(f)(i) are obtained, and (ii) the date which is 30 Business Days after the date on which the relevant Retraction Request is received by the Partnership, and references in these Unit Provisions to such Retraction Date will be construed accordingly.

6.2                               Retraction Call Rights

(a)                                 In the event that a holder of Exchangeable LP Units delivers a Retraction Request pursuant to Section 6.1 and subject to the limitations set forth in Section 6.2(b), BPY will have the overriding right (a “Retraction Call Right”), notwithstanding the proposed redemption of the Exchangeable LP Units by the Partnership pursuant to Section 6.1 hereof, to purchase from such holder on the Retraction Date all but not less than all of the Retracted LP Units held by such holder on payment by BPY of an amount per unit equal to the Exchangeable LP Unit Price on the last Business Day prior to the Retraction Date (the “Retraction Call Purchase Price”) which will be satisfied in full by BPY causing to be delivered to such holder the Exchangeable LP Unit Consideration representing the Retraction Call Purchase Price.  In the event of the exercise of a Retraction Call Right, a holder of Exchangeable LP Units who has delivered a Retraction Request will be obligated to sell all the Retracted LP Units to BPY on the Retraction Date on payment by BPY of an amount per unit equal to the Retraction Call Purchase Price for each such unit in the form of Exchangeable LP Unit Consideration.

(b)                                 Upon receipt by the Partnership of a Retraction Request, the Partnership will immediately notify BPY thereof.  In order to exercise its Retraction Call Right, BPY must notify the Partnership in writing of its determination to do so (a “BPY Call Notice”) within five Business Days of notification to BPY by the Partnership of the receipt by the Partnership of the Retraction Request.  If BPY does not notify the Partnership within such five Business Day period, the Partnership will notify the holder as soon as possible thereafter that BPY will not exercise the Retraction Call Right.  If BPY delivers a BPY Call Notice within such five Business Day period and duly exercises its Retraction Call Right in accordance with this Section 6.2, the obligation of the Partnership to redeem the Retracted LP

Units will terminate and, provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.1(e), BPY will purchase from such holder and such holder will sell to BPY on the Retraction Date the Retracted LP Units for the Retraction Call Purchase Price in the form of Exchangeable LP Unit Consideration.  Provided that the aggregate Retraction Call Purchase Price has been so deposited with the Transfer Agent as provided in Section 6.2(c), the closing of the purchase and sale of the Retracted LP Units pursuant to the Retraction Call Right will be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Partnership of such Retracted LP Units will take place on the Retraction Date.  In the event that BPY does not deliver a BPY Call Notice within such five Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.1(e), the Partnership will redeem the Retracted LP Units on the Retraction Date and in the manner otherwise contemplated in Section 6.1(b).

(c)                                  For the purpose of completing a purchase of Exchangeable LP Units pursuant to the exercise of a Retraction Call Right, BPY will deliver or cause to be delivered to the relevant holder, at the address of the holder recorded in the register of the Partnership for the Exchangeable LP Units or at the address specified in the holder’s Retraction Request or by holding for pick-up by the holder at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the Partnership by notice to the holders of Exchangeable LP Units, the Exchangeable LP Unit Consideration and such delivery of Exchangeable LP Unit Consideration on behalf of BPY will be deemed to be payment of and will satisfy and discharge all liability for the Retraction Call Purchase Price, unless such cheque comprising part of such Exchangeable LP Unit Consideration is not paid on due presentation.

(d)                                 On and after the close of business on the Retraction Date, the holder of the Retracted LP Units will not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total Retraction Call Purchase Price unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Retraction Call Purchase Price payable to such holder will not be made, in which case the rights of such holder will remain unaffected until such aggregate Retraction Call Purchase Price has been paid in the manner hereinbefore provided.  On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of such aggregate Retraction Call Purchase Price has been made in accordance with the foregoing provisions, the holder of the Retracted LP Units so purchased by BPY will thereafter be considered and deemed for all purposes to be a holder of the BPY Units delivered to such holder.

7.                                      REDEMPTION BY THE PARTNERSHIP

7.1                               Redemption by the Partnership

(a)                                 Subject to applicable Law and the due exercise by BPY of a Redemption Call Right, the Partnership will have the right, commencing on the Redemption Date, to redeem all of the then outstanding Exchangeable LP Units for an amount per unit equal to the Exchangeable LP Unit Price on the last Business Day prior to such Redemption Date (the “Redemption Price”), which will be satisfied in full by the Partnership causing to be delivered the Exchangeable LP Unit Consideration representing the Redemption Price.

(b)                                 If the Partnership exercises its right to redeem any Exchangeable LP Units under this Section 7.1, the Partnership will, at least 30 days before the Redemption Date (other than in the case of a Redemption Date established in connection with a BPY Liquidity Transaction) send or cause to be sent to each holder of Exchangeable LP Units a notice in writing of the redemption by the Partnership or the purchase by BPY under its Redemption Call Right, as the case may be, of the Exchangeable LP Units held by such holder (other than BPY and its Subsidiaries in the case of a purchase by BPY).  In the case of a Redemption Date established in connection with a BPY Liquidity Transaction the written notice of redemption by the Partnership or the purchase by BPY under the Redemption Call Right will be sent on or before the Redemption Date, on as many days prior written notice as may be determined by the Board of Directors to be reasonably practicable in the circumstances.  In any such case, such notice will set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, such Redemption Date and, if applicable, particulars of the Redemption Call Right.  In the case of any notice given in connection with a possible Redemption Date, such notice will be given contingently and will be withdrawn if the contingency does not occur.

(c)                                  If the Partnership exercises its right to redeem any Exchangeable LP Units under this Section 7.1, on or after the Redemption Date and subject to the exercise by BPY of a Redemption Call Right, the Partnership will cause to be delivered to the holders of the Exchangeable LP Units to be redeemed the Redemption Price (in the form of Exchangeable LP Unit Consideration) for each such Exchangeable LP Unit upon presentation and surrender at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the Partnership in such notice of the certificates representing such Exchangeable LP Units, together with such other documents and instruments as may be required to effect a transfer of Exchangeable LP Units under the Limited Partnerships Act and the Partnership Agreement and such additional documents and instruments as the Transfer Agent and the Partnership may reasonably require.  Payment of the aggregate Redemption Price for Exchangeable LP Units held by a holder will be made by delivery to such holder, at the address of such holder recorded in the register of the Partnership or by holding for pick-up by the holder at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the

Partnership in such notice, on behalf of the Partnership of the Exchangeable LP Unit Consideration representing the aggregate Redemption Price.  On and after the Redemption Date, the holders of the Exchangeable LP Units called for redemption will not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, unless payment of the aggregate Redemption Price deliverable to a holder for Exchangeable LP Units will not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holder will remain unaffected until the aggregate Redemption Price deliverable to such holder has been paid in the manner hereinbefore provided.

(d)                                 The Partnership will have the right at any time after the sending of notice of its intention to redeem the Exchangeable LP Units as aforesaid to deposit or cause to be deposited the total Redemption Price (in the form of Exchangeable LP Unit Consideration) of the Exchangeable LP Units so called for redemption, or if such aforesaid Exchangeable LP Units represented by certificates have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice and any interest allowed on such deposit will belong to the Partnership.  Provided that such total Redemption Price has been so deposited prior to the Redemption Date, on and after the Redemption Date, the Exchangeable LP Units will be redeemed and the rights of the holders thereof after the Redemption Date will be limited to receiving their proportionate part of the total Redemption Price for such Exchangeable LP Units so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions.  Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable LP Units will thereafter be considered and deemed for all purposes to be holders of the BPY Units delivered to them.

7.2                               Redemption Call Rights

(a)                                 Subject to the limitations set forth in Section 7.2(b), BPY will have the overriding right (a “Redemption Call Right”), notwithstanding the right of the Partnership to redeem any Exchangeable LP Units pursuant to Section 7.1 hereof,  to purchase from all but not less than all of the holders of Exchangeable LP Units (other than BPY and its Subsidiaries) on the Redemption Date in respect of which the Redemption Call Right is exercised all but not less than all of the Exchangeable LP Units held by each such holder on payment by BPY of an amount per unit equal to the Exchangeable LP Unit Price applicable on the last Business Day prior to such Redemption Date (the “Redemption Call Purchase Price”) which will be satisfied in full by causing to be delivered to such holder the Exchangeable LP Unit Consideration representing the Redemption Call Purchase Price.  In the event of the exercise of a Redemption Call Right, each holder of Exchangeable LP Units (other than BPY and its Subsidiaries) will be obligated to sell all the Exchangeable LP Units held by such holder to BPY on the

Redemption Date on payment by BPY to such holder of the Redemption Call Purchase Price for each such unit (in the form of Exchangeable LP Unit Consideration).

(b)                                 In order to exercise its Redemption Call Right, BPY must notify in writing the Transfer Agent, as agent for the holders of Exchangeable LP Units and the Partnership of its intention to exercise such right at least 30 days before the Redemption Date, except in the case of a redemption occurring as a result of a BPY Liquidity Transaction in which case BPY will so notify the Transfer Agent on or before the Redemption Date.  The Transfer Agent will notify the holders of Exchangeable LP Units as to whether or not a Redemption Call Right has been exercised (such BPY form of notice to be provided by BPY to the Transfer Agent) forthwith after the earlier of: (i) the date notice of exercise has been provided to the Transfer Agent; and (ii) the expiry of the date by which the same may be exercised.  If BPY duly exercises its Redemption Call Right in accordance with this Section 7.2, the right of the Partnership to redeem any Exchangeable LP Units pursuant to Section 7.1 on the Redemption Date will terminate at such time and on the Redemption Date BPY will purchase and the holders of Exchangeable LP Units (other than BPY and its Subsidiaries) will sell all of their Exchangeable LP Units then outstanding for a price per unit equal to the Redemption Call Purchase Price (in the form of Exchangeable LP Unit Consideration).

(c)                                  For the purposes of completing a purchase of the Exchangeable LP Units pursuant to the exercise of a Redemption Call Right, BPY will deposit with the Transfer Agent, on or before the Redemption Date, the aggregate Exchangeable LP Unit Consideration representing the Redemption Call Purchase Price deliverable by BPY.  Provided that the total Redemption Call Purchase Price has been so deposited with the Transfer Agent, on and after the Redemption Date the holders of the Exchangeable LP Units will cease to be holders of the Exchangeable LP Units and will not be entitled to exercise any of the rights of holders in respect thereof other than the right to receive such holder’s proportionate part of the total Redemption Call Purchase Price, without interest, payable by BPY upon presentation and surrender by such holder of certificates representing the Exchangeable LP Units held by such holder in accordance with the following provisions and such holder will on and after the last Business Day prior to such Redemption Date be considered and deemed for all purposes to be the holder of the BPY Units which such holder is entitled.  Upon surrender to the Transfer Agent of a certificate representing Exchangeable LP Units, together with such other documents and instruments as may be required to effect a transfer of Exchangeable LP Units under the Limited Partnerships Act, the Partnership Agreement and such additional documents and instruments as the Transfer Agent and the Partnership may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Transfer Agent on behalf of BPY will deliver to such holder, the Exchangeable LP Unit Consideration representing the Redemption Call Purchase Price.  If BPY does not exercise the Redemption Call Right in the manner described above, on the

Redemption Date a holder of Exchangeable LP Units will be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Partnership in connection with the redemption of the Exchangeable LP Units pursuant to Section 7.1 hereof.

8.                                      TRANSFER RESTRICTIONS

8.1                               Transfer Restrictions

The Exchangeable LP Units are not transferrable except in connection with (i) a transfer made in accordance with the Unit Provisions or (ii) the death of the holder of the Exchangeable LP Units, provided that Section 6.8 of the Partnership Agreement will apply to all transfers of Exchangeable LP Units made under (ii) in the same manner as it applies to transfers of Class A LP Units in the Partnership Agreement.

9.                                      VOTING RIGHTS

9.1                               Voting Rights

Other than as described herein, the holders of Exchangeable LP Units are not entitled to receive notice of any meeting of the unitholders of the Partnership and to attend or vote thereat.

10.                               AMENDMENT AND APPROVAL

10.1                        Amendment

The rights, privileges, restrictions and conditions attaching to the Exchangeable LP Units may be added to, changed or removed only with the approval of the holders of the Exchangeable LP Units given as hereinafter specified.

10.2                        Approval

Any approval given by the holders of the Exchangeable LP Units to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable LP Units or any other matter requiring the approval or consent of the holders of the Exchangeable LP Units as a separate class will be deemed to have been sufficiently given if it will have been given in accordance with applicable Law, subject to a minimum requirement that such amendment be approved by not less than 66 2/3% of the votes cast on such amendment at a meeting of holders of Exchangeable LP Units duly called and held at which the holders of at least 10% of the outstanding Exchangeable LP Units at that time are present or represented by proxy; provided that such approval must be given also by the affirmative vote of holders of more than 66 2/3% of the Exchangeable LP Units represented in person or by proxy at the meeting excluding Exchangeable LP Units beneficially owned by BPY or any of its Subsidiaries.  If at any such meeting the holders of at least 10% of the outstanding Exchangeable LP Units at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting will be adjourned to such date not less than five days thereafter and to such time and place as may be designated by the Chairman of such meeting.  At such reconvened meeting the holders of Exchangeable LP Units present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast on such amendment at such reconvened meeting excluding Exchangeable LP Units beneficially owned by BPY or any of its Subsidiaries will constitute the approval or consent of the holders of the Exchangeable LP Units.

11.                               RECIPROCAL CHANGES, ETC. IN RESPECT OF BPY UNITS

11.1                        Reciprocal Changes

(a)                                 Each holder of an Exchangeable LP Unit acknowledges that the Support Agreement provides, in part, that BPY will not, except as provided in the Support Agreement, without the prior approval of the Partnership and the prior approval of the holders of the Exchangeable LP Units given in accordance with Section 10.2 hereof:

(i)                                     issue or distribute BPY Units (or securities exchangeable for or convertible into or carrying rights to acquire BPY Units) to the holders of all or substantially all of the then outstanding BPY Units, by way of stock distribution or other distribution, other than an issue of BPY Units (or securities exchangeable for or convertible into or carrying rights to acquire BPY Units) to holders of BPY Units who: (A) exercise an option to receive distributions in BPY Units (or securities exchangeable for or convertible into or carrying rights to acquire BPY Units) in lieu of receiving cash distributions; or (B) pursuant to any distribution reinvestment plan or scrip distribution or similar arrangement;

(ii)                                  issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding BPY Units entitling them to subscribe for or to purchase BPY Units (or securities exchangeable for or convertible into or carrying rights to acquire BPY Units); or

(iii)                               issue or distribute to the holders of all or substantially all of the then outstanding BPY Units:

(A)                               units or securities of BPY of any class other than BPY Units (or securities convertible into or exchangeable for or carrying rights to acquire such securities);

(B)                               rights, options or warrants other than those referred to in Section 11.1(a)(ii) above;

(C)                               evidences of indebtedness of BPY; or

(D)                               assets of BPY,

unless (x) the Partnership is permitted under applicable Law to issue or distribute the economic equivalent on a per unit basis of such rights, options, warrants, securities, units, evidences of indebtedness or other assets to the holders of the

Exchangeable LP Units and (y) the Partnership will issue or distribute the economic equivalent of such rights, options, warrants, securities, units evidences of indebtedness or other assets simultaneously to holders of the Exchangeable LP Units; provided that, for greater certainty, the above restrictions will not apply to any securities issued or distributed by BPY in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Offer.

(b)                                 Each holder of an Exchangeable LP Unit acknowledges that the Support Agreement further provides, in part, that BPY will not, except as provided in the Support Agreement, without the prior approval of the Partnership and the prior approval of the holders of the Exchangeable LP Units given in accordance with Section 10.2 hereof:

(i)                                     subdivide, redivide or change the then outstanding BPY Units into a greater number of BPY Units;

(ii)                                  reduce, combine, consolidate or change the then outstanding BPY Units into a lesser number of BPY Units; or

(iii)                               reclassify or otherwise change the rights, privileges or other terms of the then outstanding BPY Units or effect a merger, reorganization or other transaction involving or affecting the BPY Units, unless (x) the Partnership is permitted under applicable Law to make the same or an economically equivalent change to, or in the rights of holders of, the Exchangeable LP Units, and (y) the same or an economically equivalent change is made simultaneously to, or in the rights of the holders of, the Exchangeable LP Units; provided that, for greater certainty, the above restrictions will not apply to any securities issued or distributed by BPY in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Offer.  The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement will not be changed without the approval of the holders of the Exchangeable LP Units given in accordance with Section 10.2 hereof.

(c)                                  Notwithstanding the foregoing provisions of this Article 11, in the event of a BPY Liquidity Transaction:

(i)                                     in which BPY merges with, or in which all or substantially all of the then outstanding BPY Units are acquired by, one or more other entities to which BPY is, immediately before such merger or acquisition, related within the meaning of the Tax Act (otherwise than virtue of a right referred to in paragraph 251(5)(b) thereof);

(ii)                                  which does not result in an acceleration of the Redemption Date in accordance with paragraph (b) of that definition; and

(iii)                               in which all or substantially all of the then outstanding BPY Units are converted into or exchanged for units or rights to receive such units (the

“Other Units”) of another entity (the “Other Entity”) that, immediately after such BPY Liquidity Transaction, owns or controls, directly or indirectly, BPY,

then all references herein to “BPY” will thereafter be and be deemed to be references to “Other Entity” and all references herein to “BPY Units” will thereafter be and be deemed to be references to “Other Units” (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable LP Units on the exchange, redemption or retraction of units pursuant to these Unit Provisions immediately subsequent to the BPY Liquidity Transaction being entitled to receive that number of Other Units equal to the number of Other Units such holder of Exchangeable LP Units would have received if the exchange, option or retraction of such units pursuant to these Unit Provisions had occurred immediately prior to BPY Liquidity Transaction and the BPY Liquidity Transaction was completed) but subject to subsequent adjustments to reflect any subsequent changes in the partnership capital of the issuer of the Other Units, including without limitation, any subdivision, consolidation or reduction of partnership capital, without any need to amend the terms and conditions of the Exchangeable LP Units and without any further action required.

12.                               ACTIONS BY THE PARTNERSHIP UNDER SUPPORT AGREEMENT

12.1                        Actions by the Partnership

The Partnership will take all such actions and do all such things as will be necessary or advisable to perform and comply with and to ensure performance and compliance by BPY with all provisions of the Support Agreement applicable to BPY and the Partnership, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as will be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Partnership all rights and benefits in favour of the Partnership under or pursuant to such agreement.

12.2                        Changes to Support Agreement

The Partnership will not agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement without the approval of the holders of the Exchangeable LP Units given in accordance with Section 10.2 hereof other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a)                                 adding to the covenants of any or all of the parties to the Support Agreement if the board of directors of the general partner of each of the Partnership and BPY will be of the opinion that such additions will not be prejudicial in any material respect to the rights or interests of the Non-Affiliated Holders as a whole;

(b)                                 evidencing the succession of successors to BPY either by operation of Law or agreement to the liabilities and covenants of BPY under the Support Agreement (“BPY Successors”) and the covenants of and obligations assumed by each such

BPY Successor in accordance with the provisions of Article 3 of the Support Agreement;

(c)                                  making such amendments or modifications not inconsistent with the Support Agreement as may be necessary or desirable with respect to matters or questions which, in the opinion of the board of directors of each of the general partner of the Partnership and BPY, having in mind the best interests of the Non-Affiliated Holders as a whole, it may be expedient to make, provided that each such board of directors will be of the opinion that such amendments or modifications will not be prejudicial in any material respect to the rights or interests of the Non-Affiliated Holders as a whole; or

(d)                                 making such changes or corrections which, on the advice of counsel to the Partnership and BPY, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the boards of directors of each of the Partnership and BPY will be of the opinion that such changes or corrections will not be prejudicial in any material respect to the rights or interests of the Non-Affiliated Holders as a whole.

13.                               LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1                        Legend

The certificates evidencing the Exchangeable LP Units will contain or have affixed thereto a legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE ‘‘U.S. SECURITIES ACT’’) OR STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED EXCEPT IN THE CASE OF THE DEATH OF THE HOLDER HEREOF.’’

The certificates evidencing the Exchangeable LP Units  may also contain a legend in form and on terms approved by the Board of Directors with respect to the Support Agreement (including, but not limited to, the provisions with respect to the call rights, voting rights and exchange rights thereunder).

13.2                        Call Rights

Each holder of an Exchangeable LP Unit, whether a registered holder or a beneficial holder, by virtue of becoming and being such a holder will be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of BPY, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Partnership or any other distribution of the assets of the Partnership among its unitholders for the purpose of winding up its affairs, or the retraction or redemption of Exchangeable LP Units, as the case may be, and to be bound thereby in favour of BPY as herein provided.

13.3                        Withholding Rights

BPY, the Partnership and the Transfer Agent will be entitled to deduct and withhold from any consideration otherwise payable to any holder of Exchangeable LP Units such amounts as BPY, the Partnership or the Transfer Agent is required to deduct and withhold with respect to such payment under the Tax Act or any provision of provincial, state, territorial, local or foreign Tax Law, in each case as amended or succeeded.  The Transfer Agent may act and rely on the advice of counsel with respect to such matters.  To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes as having been paid to the holder of the Exchangeable LP Units in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Taxing Authority.  To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, BPY, the Partnership and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to BPY, the Partnership or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and BPY, the Partnership or the Transfer Agent will notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

14.                               NOTICES

14.1                        Notices

Subject to applicable Law, any notice, request or other communication to be given to the Partnership by a holder of Exchangeable LP Units will be in writing and will be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Partnership and addressed to the attention of the Secretary of the Partnership.  Any such notice, request or other communication, if given by mail, telecopy or delivery, will only be deemed to have been given and received upon actual receipt thereof by the Partnership.

14.2                        Notice to Unitholders

Subject to applicable Law, any notice, request or other communication to be given to a holder of Exchangeable LP Units by or on behalf of the Partnership will be in writing and will be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of the Partnership or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder.  Any such notice, request or other communication, if given by mail, will be deemed to have been given and received on the fifth Business Day following the date of mailing and, if given by delivery, will be deemed to have been given and received on the date of delivery.  Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable LP Units, or any defect in such notice, will not invalidate or otherwise alter or affect any action or proceeding to be taken by the Partnership pursuant thereto.

In the event of any interruption of mail service immediately prior to a scheduled mailing or in the period following a mailing during which delivery normally would be expected to occur, the Partnership will make reasonable efforts to disseminate any notice by other means, such as publication.  Except as otherwise required or permitted by Law, if post offices in Canada are not open for the deposit of mail, any notice which the Partnership or the Transfer Agent may give or cause to be given will be deemed to have been properly given and to have been received by holders of Exchangeable LP Units if it is published once in the National Edition of The Globe and Mail and in the daily newspapers of general circulation in each of the French and English languages in the City of Montreal, provided that if the National Edition of The Globe and Mail is not being generally circulated, publication thereof will be made in any other daily newspaper of general circulation published in the City of Toronto.

Notwithstanding any other provisions of these Unit Provisions, notices, other communications and deliveries need not be mailed if the Partnership determines that delivery thereof by mail may be delayed.  Persons entitled to any deliveries (including certificates and cheques) which are not mailed for the foregoing reason may take delivery thereof at the office of the Transfer Agent to which the deliveries were made, upon application to the Transfer Agent, until such time as the Partnership has determined that delivery by mail will no longer be delayed.  The Partnership will provide notice of any such determination not to mail made hereunder as soon as reasonably practicable after the making of such determination and in accordance with this Section 14.2.  Such deliveries in such circumstances will constitute delivery to the persons entitled thereto.

14.3                        Certificates

Any presentation and surrender by a holder of Exchangeable LP Units to the Partnership or the Transfer Agent of certificates representing Exchangeable LP Units in connection with the liquidation, dissolution or winding-up of the Partnership or the retraction or redemption of Exchangeable LP Units will be made by registered mail (postage prepaid) or by delivery to the registered office of the Partnership or to such office of the Transfer Agent as may be specified by the Partnership, in each case, addressed to the attention of the Secretary of the Partnership.  Any such presentation and surrender of certificates will only be deemed to have been made and to be effective upon actual receipt thereof by the Partnership or the Transfer Agent, as the case may be.  Any such presentation and surrender of certificates made by registered mail (postage prepaid) will be at the sole risk of the holder mailing the same.

SCHEDULE A

RETRACTION REQUEST

To:                             Brookfield Property Partnership L.P. (“BPY”) and Brookfield Office Properties Exchange LP (the “Partnership”)

This notice is given pursuant to Article 6 of the provisions (the “Unit Provisions”) attaching to the units(s) represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Unit Provisions have the meanings ascribed to such words and expressions in such Unit Provisions.

The undersigned hereby notifies the Partnership that, subject to the Retraction Call Right referred to below, the undersigned desires to have the Partnership redeem in accordance with Article 6 of the Unit Provisions:

☐                                    all unit(s) represented by this certificate; or

☐                                                units(s) only represented by this certificate.

The undersigned acknowledges the Retraction Call Right of BPY to purchase all but not less than all the Retracted LP Units from the undersigned and that this notice is and will be deemed to be a revocable offer by the undersigned to sell the Retracted LP Units to BPY in accordance with the Retraction Call Right on the Retraction Date for the Retraction Call Purchase Price and on the other terms and conditions set out in Section 6.2 of the Unit Provisions. If BPY determines not to exercise its Retraction Call Right, the Partnership will notify the undersigned of such fact as soon as possible.  This Retraction Request, and this offer to sell the Retracted LP Unit to BPY, may be revoked and withdrawn by the undersigned only by notice in writing given to the Partnership at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of solvency provisions of applicable Law, the Partnership is unable to redeem all Retracted LP Units and provided that BPY has not exercised the Retraction Call Right with respect to the Retracted LP Units, BPY will be required to  purchase the unredeemed Retracted LP Units.

The undersigned hereby represents and warrants to the Partnership and BPY that the undersigned has good title to, and owns, the unit(s) represented by this certificate to be acquired by the Partnership or BPY as the case may be, free and clear of all liens, claims, encumbrances, security interests and adverse claims.

(Date)

(Signature of Unitholder)

(Guarantee of Signature)

☐                                    Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted LP Units are to be held for pick-up by the unitholder at the principal transfer office of the Transfer Agent in Toronto, Ontario, failing which such securities and any cheque will be mailed to the last address of the unitholder as it appears on the register.

NOTE:          This panel must be completed and this certificate, together with such additional documents as the Transfer Agent and the Partnership may require, must be deposited with the Transfer Agent at its principal transfer office in Toronto, Ontario. The securities and any cheque resulting from the retraction or purchase of the Retracted LP Units will be issued and registered in, and made payable to respectively, the name of the unitholder as it appears on the register of the Partnership and the securities and cheque resulting from such retraction or purchase will be delivered to such unitholder as indicated above, unless the form appearing immediately below is duly completed.

Date:

Name of Person in Whose Name Securities or Cheque(s)
Are to be Registered, Issued or Delivered (please print)

Street Address or P.O. Box

Signature of Unitholder

City, Province and Postal Code

Signature Guaranteed by

NOTE:If this Retraction Request is for less than all of the unit(s) represented by this certificate, a certificate representing the remaining units of the Partnership will be issued and registered in the name of the unitholder as it appears on the register of the Partnership.

2

SCHEDULE D

GP UNIT CERTIFICATE

UNIT CERTIFICATE NUMBER	TYPE OF UNITS	NUMBER OF UNITS ISSUED

GP-•	GP UNITS	•

THIS IS TO CERTIFY THAT:

• is the owner of

• (•) GP UNIT(S) in

BROOKFIELD OFFICE PROPERTIES EXCHANGE LP
FORMED UNDER THE LIMITED PARTNERSHIPS ACT (ONTARIO)

This Unit Certificate and the GP Units represented hereby are subject to the terms and conditions contained in the Amended and Restated Limited Partnership Agreement dated March 19, 2014 (the “Limited Partnership Agreement”), as amended from time to time.

The GP Units represented hereby are not transferable solely by the execution and delivery of this Unit Certificate.  Reference should be made to the Limited Partnership Agreement for full particulars of the manner and condition on which GP Units may be transferred.  Restrictions on transferability include the transfer restrictions contained in the Limited Partnership Agreement.

DATED this      day of                             , •.

BOP EXCHANGE GP ULC, in its capacity as the general partner of BROOKFIELD OFFICE PROPERTIES EXCHANGE LP

Per:
Name:
Title: